Exhibit 99.1

Province of Nova Scotia

(Canada)

This description of the Province of Nova Scotia is dated as of December 14, 2015 and appears as Exhibit (1) to the Province of Nova Scotia’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2015.

This document (otherwise than as a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province of Nova Scotia. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

        This document appears as an exhibit to the Province of Nova Scotia’s Annual Report to the U.S. Securities and Exchange Commission (“SEC”) on the Form 18-K for the fiscal year ended March 31, 2015. Additional information with respect to the Province of Nova Scotia is available in such Annual Report, the other exhibits to such Annual Report, and in amendments thereto. Such Annual Report, exhibits and amendments can be inspected and copied at the public reference facility maintained by the SEC at: 100 F Street, NE, Washington, D.C. 20549. Copies of such documents may also be obtained at prescribed rates from the Public Reference Section of the Commission at its Washington address or, without charge, from Province of Nova Scotia, Department of Finance & Treasury Board, Deputy Minister of Finance & Treasury Board, PO Box 187, 7th Floor, 1723 Hollis Street, Halifax, Nova Scotia, Canada, B3J 2N3.

The SEC maintains an Internet site that contains reports, statements and other information regarding issuers that file electronically with the SEC. The address for the SEC’s Internet site is http://www.sec.gov.

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On December 14, 2015 the closing spot rate for the U.S. dollar in Canada, as reported by the Bank of Canada, expressed in Canadian dollars, was $1.3738. See “Foreign Exchange” for information regarding the rates of conversion of U.S. dollars and other foreign currencies into Canadian dollars. The fiscal year of the Province of Nova Scotia ends March 31. “Fiscal 2015” and “2014-2015” refers to the fiscal year ending March 31, 2015, and unless otherwise indicated, “2014” means the calendar year ended December 31, 2014. Other fiscal and calendar years are referred to in a corresponding manner. Any discrepancies between the amounts listed and their totals in the tables set forth in this document are due to rounding.

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

SUMMARY

The information below is qualified in its entirety by the detailed information provided elsewhere in this document.

PROVINCE OF NOVA SCOTIA

Economy	Year Ended December 31
	2010	2011	2012	2013	2014
	(in millions unless otherwise indicated)
Gross Domestic Product at Market Prices	$36,849	$37,652	$37,835	$38,576	$39,077
Household Income.	34,509	35,668	36,686	37,901	39,006
Capital Expenditures(1)	4,449.2	4,356.5	3,598.4	3,575.4	3,698.7
Annual Increase in Consumer Price Index	2.2%	3.8%	2.0%	1.2%	1.7%
Population by July 1 (in thousands)	942.1	944.5	944.8	943.0	942.4
Unemployment Rate	9.6%	9.0%	9.1%	9.1%	9.0%

Revenues and Expenses – Consolidated Entity	Fiscal Year Ended March 31
	Restated 2011(2)	Restated 2012(3)	Restated 2013(4)	Restated 2014(5)	2015
Revenues	$9,561.3	$9,390.9	$9,749.8	$9,708.9	$10,283.8
Current Expenses	9,333.8	10,019.3	10,407.8	10,737.1	10,778.9

Surplus (Deficit) from Governmental Units	227.4	(628.4)	(658.0)	(1,028.1)	(495.1)
Net Income from Government Business Enterprises	358.0	369.4	354.4	351.3	351.4

Provincial Surplus/(Deficit)	$585.4	($259.0)	($303.6)	($676.9)	($143.7)

Public Sector Funded Debt	As at March 31
	2011	2012	2013	2014	2015
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt	$14,611.5	$14,983.1	$15,350.0	$15,323.4	$15,925.5
Miscellaneous Debt	4.2	5.8	11.3	9.5	8.0
Sub Total	14,615.7	14,988.9	15,361.3	15,332.9	15,933.5

Total Guaranteed Debt	171.9	152.1	143.3	138.6	124.0
Total Consolidated Entity Funded Debt	14,787.6	15,141.0	15,504.6	15,471.5	16,057.5

Less: Sinking Funds, Public Debt Management Fund	2,394.6	2,539.0	2,694.2	2,531.1	2,675.8

Net Public Sector Funded Debt	$12,393.0	$12,602.0	$12,810.4	$12,940.4	13,381.7

Per Capita ($)	$13,155.0	$13,343.0	$13,558.3	$13,722.7	$14,199.8
As a Percentage of:
Household Income(6)	35.9%	35.3%	34.9%	34.1%	34.3%
Gross Domestic Product at Current Market Prices	33.6%	33.5%	33.9%	33.5%	34.2%

(1)	Methodology used to calculate Capital Expenditure was revised in 2015 and adjusted back to 2010. Housing has been excluded in the new methodology since the primary goal of the program is to publish capital expenditures made by private- and public-sector organization.
(2)	Restated to reflect accounting changes in fiscal year 2011-2012. See “Government Finance – Accounting Changes to the 2011 Accounts”.
(3)	Restated to reflect accounting changes in fiscal year 2012-2013. See “Government Finance – Accounting Changes to the 2012 Accounts”.
(4)	Restated to reflect accounting changes in fiscal year 2013-2014. See “Government Finance – Accounting Changes to the 2013 Accounts”.
(5)	Restated to reflect accounting changes in fiscal year 2014-2015. See “Government Finance – Accounting Changes to the 2014 Accounts”.
(6)	Population as of July 1 of the preceding calendar year Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at market prices are for the previous calendar year.

MAP

INTRODUCTION

Overview

The Province of Nova Scotia (“Nova Scotia” or the “Province”) is the most populous of the four Atlantic Provinces of Canada (“Atlantic Canada”) and covers 20,402 square miles. It extends 360 miles in length and varies in width from 50 miles to 105 miles.

According to estimates issued by Statistics Canada, the population of Nova Scotia was 943.0 thousand as of July 1, 2015, and represented 2.6% of Canada’s population of 35.9 million. The largest urban concentration in Atlantic Canada is the Halifax Regional Municipality (“Halifax”). Halifax Census Metropolitan Area, situated centrally on the Atlantic coast of the Province, had a population of 414.4 thousand as of July 1, 2014. Halifax, the capital of Nova Scotia, is the commercial, governmental, educational, and financial center of the Province, and is also the location of an important naval base.

Political System

The Legislature of Nova Scotia consists of the Lieutenant Governor and the Nova Scotia House of Assembly. The Nova Scotia House of Assembly is elected by the people for a term not to exceed five years. It may be dissolved at any time by the Lieutenant Governor on the advice of the Premier of the Province, who is traditionally the leader of the majority party in the Nova Scotia House of Assembly.

The last provincial general election was held on October 8, 2013. The Liberal Party was elected to a majority government and holds 33 seats in the House of Assembly. The official opposition in the House of Assembly is the Progressive Conservative Party with 10 seats. The New Democratic Party holds 6 seats and there are 2 independent members.

The executive power in the Province is vested in the Governor-in-Council, comprising the Lieutenant Governor acting on the advice of the Executive Council. The Executive Council is responsible to the House of Assembly. The Governor General of Canada in Council appoints the Lieutenant Governor, who is the representative of the Queen in the Province. Members of the Executive Council are appointed by the Lieutenant Governor, normally from members of the House of Assembly, on the nomination of the Premier.

The Parliament of Canada is composed of the Queen represented by the Governor General, the Senate, whose members are appointed by the Governor General upon the recommendation of the Prime Minister of Canada, and the House of Commons, whose members are elected by the people. The people of Nova Scotia are entitled to send 11 elected representatives to the 338 member House of Commons. Ten Senators represent Nova Scotia in the Senate.

There are three levels of courts in Nova Scotia; provincially appointed courts are grouped together, the Supreme Court and Court of Appeal. The Provincial Court is a court of record and every judge thereof has jurisdiction throughout the Province to exercise all the power and perform all the duties conferred or imposed on a judge of the Provincial Court. In addition to hearing matters relating to provincial statutes and municipal by-laws, the Provincial Court is specifically authorized to hear certain matters under the Criminal Code of Canada. The Supreme Court of Nova Scotia is a court of original jurisdiction and as such has jurisdiction in all cases, civil and criminal, arising in the Province except those matters or cases expressly excluded by statute. The Nova Scotia Court of Appeal is the general court of appeal in both civil and criminal matters.

Constitutional Framework

Similar to the British Constitution, the Constitution of Canada (the “Constitution”) is not contained in a single document, but consists of a number of statutes, orders, and conventions. Canada is a federation of ten provinces and three Federal territories, with a constitutional division of responsibilities between the Federal and provincial governments, as set forth in The Constitution Acts, 1867 to 1982. The Constitution Acts are divided into two fundamental documents. The Constitution Act, 1867 (formerly the British North America Act, 1867), provides for the federation of British North America provinces, and the Constitution Act, 1982 (the “1982 Act”), enacted by the parliament of the United Kingdom, provides, among other things, that amendments to the Constitution be effected in Canada according to terms of an amending formula.

The 1982 Act also includes a Charter of Rights and Freedoms, which encompasses language rights, Aboriginal rights, principles of the reduction of regional economic disparities, and the making of fiscal equalization payments to the provinces by the Government of Canada, including an enumeration of other Acts and orders which are part of the Constitution.

Under the Constitution, each provincial government has exclusive jurisdiction to regulate:

•	health;

•	education;

•	municipal institutions;

•	property and civil rights;

•	forestry and non-renewable natural resources;

•	social services;

•	other matters of purely provincial or local concern;

•	raise revenue through direct taxation within its territorial limits; and

•	borrow monies on the credit of the province.

The Federal Parliament of Canada is empowered to raise revenue by any system of taxation, and generally has jurisdiction over matters or subjects not assigned exclusively to the provincial legislatures. It has exclusive authority over such enumerated matters as:

•	the Federal public debt and property;

•	the borrowing of money on the public credit of Canada;

•	the regulation of trade and commerce;

•	currency and coinage;

•	banks and banking;

•	national defense;

•	the postal service;

•	shipping; and

•	navigation.

As a province of Canada, Nova Scotia could be affected by political events in another province. For instance, on September 7, 1995, the Government of Quebec presented a Bill to the National Assembly entitled An Act respecting the future of Quebec (the “Act”) that included, among others, provisions authorizing the National Assembly to proclaim the sovereignty of Quebec. The Act was to be enacted only following a favorable vote in a referendum. Such a referendum was held on October 30, 1995. The results were 49.4% in favor and 50.6% against.

In 1996, the Government of Canada, by way of reference to the Supreme Court of Canada (the “Supreme Court”), asked the court to determine the legality of a unilateral secession of the Province of Quebec from Canada, either under the Canadian Constitution or international law. On August 20, 1998, the Supreme Court of Canada ruled that the Province of Quebec did not have the unilateral right of secession, and that any proposal to secede authorized by a clear majority in response to a clear question in the referendum should be construed as a proposal to amend the Constitution, which would require negotiations. These negotiations would have to deal with a wide array of issues, such as the interest of the other provinces, the Federal Government, the Province of Quebec, and the rights of all Canadians both within and outside the Province of Quebec, and specifically, the rights of minorities, including Aboriginal peoples.

General Issues

Current Issues Concerning Native Persons

The Mi’kmaq are the First Nations peoples of Nova Scotia and are descendants of the aboriginal people who resided in Nova Scotia prior to European contact.

In 1999, the Supreme Court of Canada delivered two decisions in the case of R. v. Marshall that acknowledge, and at the same time, place limits upon, Mi’kmaq treaty rights to obtain a moderate livelihood from fishing, hunting, and gathering. See “Economy – Goods Producing Industries – Fisheries” for further details.

In February 2007, the Mi’kmaq of Nova Scotia, the Federal Government and the Province signed a Framework Agreement that established a long-term negotiation process to resolve issues pertaining to Mi’kmaq treaty rights, Aboriginal rights and Aboriginal title. The Framework Agreement identifies the issues to be negotiated, goals, procedures and a time-table for negotiations. The first step in the negotiations will be to conduct a preliminary review of each topic and develop the key questions and issues in more detail. The Province, Canada and the Mi’kmaq signed a Consultation Terms of Reference in August 2010 which provides a non-binding process for negotiations among the parties. This process is continuing.

Litigation

Residents and former residents of neighborhoods surrounding the former steel plant and coke ovens in Sydney, Nova Scotia brought a class action against the Province. Canada is co-defendant. The plaintiffs seek damages for harm to property based on soil contamination and risk of health issues related to air emissions and soil contamination as a result of emissions from the operation of the steel plant and coke ovens owned and operated by Sydney Steel Corporation. The plaintiffs also sought establishment of a fund for health education for the public and medical community, and for an epidemiology study to establish health risks. Additional claims include negligence, strict liability, nuisance, battery and trespass related to the air emissions, breach of fiduciary duty based on public statements that it was as safe to live in Sydney as any urban area. The proceeding was certified as a class proceeding, but the Court of Appeal overturned the certification. The Plaintiffs’ leave to appeal to the Supreme Court of Canada has been dismissed. Plaintiffs’ counsel issued a press release that they are not proceeding with their claim.

The Pictou Landing First Nation has commenced a lawsuit against the Province, Northern Pulp (the current owner of the pulp mill located at Abercrombie, Pictou County, Nova Scotia) and all former owners of the mill. The claim relates to effluent which has contaminated Boat Harbor near the Pictou Landing First Nation. Pictou Landing First Nation filed and served a statement of claim in 2010. In November 2013 the plaintiff issued a notice of motion to seek costs from the Province in advance to fund its future cost of litigation. After a hearing in January 2014, the Supreme Court of Nova Scotia denied the motion. Since then, the plaintiff has not pursued the litigation, and is presently involved in negotiations with the Province relating to the Boat Harbour facility. The Province is unable to assess the likelihood of loss or estimate the amount of ultimate loss at this time.

A class action has been certified on behalf of residents of nursing homes, spouses of those residents, or their estates if deceased, seeking restitution and damages as a result of the introduction by the Province of Nova Scotia of a Single Entry Access System for nursing homes admissions in the province between February 1, 2001 and January 1, 2005. The system required both a financial and health needs assessment for all nursing home applicants, regardless of their stated ability to pay, and continued as before to require financially-able persons admitted to nursing homes to pay some or all of their health care costs in the nursing home. The claim has been brought on behalf of nursing home residents and their spouses for the health care costs they paid while in nursing homes between 2001 and 2005. The claim alleges the introduction of the Single Entry Access System by the Province amounted to misfeasance in public office, fraudulent misrepresentation and deceit, negligence, breach of fiduciary duty, equitable fraud, unjust enrichment and unconstitutional discrimination, and seeks restoration of health care costs paid, damages and costs. Approximately 100 people have joined in the class action to date. The action is in the discovery stage. The Province is unable to assess the likelihood of loss at this time.

A class action proceeding commenced against the Attorney General of Nova Scotia by former residents of the Nova Scotia Home for Coloured Children relating to abuse occurring from the 1940s through the 1980s was settled during 2014. The settlement agreement related to this action was approved by the Nova Scotia Supreme Court by an Order issued on July 7, 2014. No class members opted out of the settlement agreement following a period of Court-approved advertisement, the result being that all of the 56 individual actions brought against the Province prior to the filing of the class proceeding, were dismissed, or deemed to be dismissed. The settlement agreement became effective September 26, 2014, and payment of a settlement amount of $29 million was made by wire transfer to the administrator responsible for administering the payment process distributing compensation to all eligible class members shortly thereafter.

ECONOMY

Nova Scotia has a diversified economy. The geographic location of Nova Scotia, being surrounded almost completely by water with more than 4,598 miles of coastline, has significantly contributed to the economy. The importance of the sea to the economy is witnessed in many industries such as fishing and aquaculture, oil and gas, naval defense, tourism, transportation and research.

While many of the goods and services producing industries are directly or indirectly related to the processing of Nova Scotia’s natural resources such as seafood products, pulp and paper products, and natural gas, the provincial economy is also diversified into information age technologies and other goods as diverse as motor vehicle tires.

Export of goods are important to the economy of Nova Scotia as export of goods represents 24.7% of Nova Scotia’s GDP. Of international merchandise domestic exports approximately 73.1% are exported to the United States.

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

Principal Economic Indicators

The economy of Nova Scotia is influenced by the economic situation of its principal trading partners in Canada and abroad, particularly the United States. In 2014, Nova Scotia’s gross domestic product (“GDP”) at market prices was $39.1 billion, or 2.0% of Canada’s GDP. Compared with the levels for 2013, real GDP at market prices in chained 2007 dollars for Nova Scotia increased by 0.6% while GDP in Canada increased by 2.5% in 2014. Total exports of goods and services from Nova Scotia, to international and inter-provincial destinations, in 2014 increased by 0.3%.

Manufacturers’ shipments in 2014 decreased by 22.6% for Nova Scotia, including the effect of the closing of a refinery in late 2013, compared to an increase of 5.3% for Canada.

The following table sets forth certain information about economic activity in Nova Scotia and, where provided, Canada, for the calendar years 2010 through 2014.

SELECTED ECONOMIC INFORMATION

	2010	2011	2012	2013	2014	Compound Annual rate of growth(1)
	(In millions of $ in current prices unless otherwise indicated)
Gross Domestic Product (Nova Scotia)
At Market Prices (2)	$36,849	$37,652	$37,835	$38,576	$39,077	1.5%
Chained 2007 Dollars	35,693	35,884	35,567	35,562	35,758	0.0%
GDP at Basic Prices (Chained 2007)	32,330	32,426	32,116	32,112	32,332	0.0%
Gross Domestic Product (Canada)
At Market Prices (2)	1,662,130	1,769,921	1,822,808	1,892,193	1,973,043	4.4%
Chained 2007 Dollars	1,589,956	1,639,900	1,668,524	1,705,533	1,747,709	2.4%
Household Income (Nova Scotia)	34,509	35,668	36,686	37,901	39,006	3.1%
Household Income ($ per capita)	36,631	37,765	38,828	40,192	41,391	3.1%
Capital Expenditures (3)	4,449.2	4,356.5	3,598.4	3,575.4	3,698.7	(4.5%)
Retail Trade	12,650.6	13,098.4	13,222.8	13,604.7	13,914.5	2.4%
Value of Manufacturers’ Shipments	$9,607.5	$10,631.2	$10,459.8	$9,426.4	$7,293.3	(6.7%)
Unemployment Rate	9.6%	9.0%	9.1%	9.1%	9.0%
Annual Increase in Consumer Price Index:
Nova Scotia	2.2%	3.8%	2.0%	1.2%	1.7%
Canada	1.8%	2.9%	1.5%	0.9%	2.0%

(1)	Compound annual rate of growth is computed by distributing the aggregate amount of growth during the period on the basis of a single annual rate of growth compounded annually. These rates are not adjusted for inflation unless otherwise indicated.
(2)	Gross Domestic Product (“GDP”) at market prices represents the value added by each of the factors of production plus indirect taxes less subsidies.
(3)	Methodology used to calculate Capital Expenditure was revised in 2015 and adjusted back to 2010. Housing has been excluded in the new methodology since the primary goal of the program is to publish capital expenditures made by private- and public-sector organization.

Sources:	Statistics Canada CANSIM Table 384-0038, 379-0030, 384-0042, 029-0045, 080-0020, 304-0015, 282-0002, and 326-0021.

Recent Developments

The following table sets forth the most recently available information with respect to certain economic indicators for Nova Scotia and Canada.

RECENT DEVELOPMENTS

		Percentage Change, except where noted
	Period	Nova Scotia	Canada
Retail Trade (1)	Jan. – Sept. 2015/ Jan. – Sept. 2014	(0.7%)	2.1%

Manufacturing Shipments (1)	Jan. – Sept. 2015/ Jan. – Sept. 2014	5.3%	(1.4%)

Housing Starts (all areas) (2)	Jan. – Nov. 2015/ Jan. – Nov. 2014	36.4%	3.3%

Employment Growth (3)	Jan. – Nov. 2015/ Jan. – Nov. 2014	0.1%	0.9%

Unemployment Rate (3)	Jan. – Nov. 2015	8.6%	6.9%

Consumer Price Index	Jan. – Oct. 2015/ Jan. – Oct. 2014	0.3%	1.1%

(1)	Seasonally adjusted.
(2)	These figures represent residential housing starts in both urban and rural areas, seasonally adjusted at annual rates
(3)	These figures reflect the seasonally adjusted rate of unemployment.

Sources:	Statistics Canada, CANSIM Tables 080-0020, 304-0014, 304-0015, 027-0054, 282-0087, and 326-0020.

Economic Structure

Nova Scotia’s economy features the general characteristics of developed economies. Nova Scotia’s service sector is disproportionately larger than that of Canada. This represents Nova Scotia’s long-established position as the principal private sector service center for Atlantic Canada and the center for regional public administration and defense.

The following table shows the relative contribution of each sector to GDP in basic prices (chained 2007 dollars) for Nova Scotia and Canada for the calendar years indicated.

NOVA SCOTIA GROSS DOMESTIC PRODUCT BY INDUSTRY IN BASIC PRICES

(CHAINED 2007 DOLLARS)

						Compound Annual Rate of Growth 2010-2014	% of GDP in Basic Prices, 2014
	2010	2011	2012	2013	2014
	(In millions)
							Nova Scotia	Canada
Primary Sector:
Agriculture, Forestry, Fishing, and Hunting	$806.9	$805.2	$806.9	$809.2	$813.8	0.2%	2.9%	1.6%
Mining and Oil, and Gas Extraction	1,132.0	930.2	689.7	676.0	944.7	(4.4%)	2.3%	8.5%
Utilities	647.4	633.2	560.1	591.5	575.8	(2.9%)	2.2%	2.4%

	2,586.3	2,368.6	2,056.7	2,076.7	2,334.3	(2.5%)	7.4%	12.5%

Secondary Sector:
Construction	2,002.0	1,715.5	1,730.3	1,674.5	1,525.2	(6.6%)	5.4%	7.2%
Manufacturing	2,705.3	2,762.9	2,651.0	2,561.5	2,532.4	(1.6%)	7.3%	10.6%

	4,707.3	4,478.4	4,381.3	4,236.0	4,057.6	(3.6%)	12.7%	17.7%

Service Sector:
Transportation and Warehousing	1,087.6	1,127.1	1,080.6	1,058.2	1,055.5	(0.7%)	3.3%	4.2%
Wholesale Trade	1,331.3	1,400.0	1,341.6	1,318.0	1,346.6	0.3%	3.4%	5.6%
Retail Trade	2,223.9	2,196.9	2,181.3	2,250.9	2,282.6	0.7%	6.7%	5.4%
Finance and Insurance	1,750.5	1,794.9	1,811.3	1,872.2	1,929.5	2.5%	6.0%	6.8%
Real Estate, rental and leasing(1)	4,767.5	4,913.9	5,056.1	5,173.8	5,276.3	2.6%	16.0%	12.6%
Management of Companies	136.5	140.0	142.1	146.5	150.0	2.4%	0.4%	0.7%
Professional, scientific and technical services	1,277.9	1,312.2	1,314.3	1,335.3	1,345.9	1.3%	4.0%	5.3%
Administrative and support, waste management and remediation services	684.9	696.7	695.3	671.2	678.8	(0.2%)	2.2%	2.5%
Information and Cultural Industries	1,086.0	1,062.2	1,084.5	1,064.1	1,047.7	(0.9%)	3.5%	3.2%
Education Services	2,169.0	2,218.9	2,221.1	2,198.2	2,178.4	0.1%	6.4%	5.2%
Health Care and Social Assistance	3,013.4	3,083.1	3,101.5	3,141.3	3,212.0	1.6%	10.4%	6.8%
Accommodation and Food Services	756.5	761.9	777.4	781.0	806.6	1.6%	2.5%	2.1%
Arts, entertainment, and recreation	178.6	177.8	173.6	177.6	174.6	(0.6%)	0.6%	0.7%
Other Services (except Public Administration)	634.0	657.0	645.0	660.1	657.9	0.9%	2.1%	2.0%
Public Administration	3,943.4	4,035.9	3,978.0	3,879.9	3,828.1	(0.7%)	12.5%	6.7%

	25,041.0	25,578.5	25,603.7	25,728.3	25,970.5	0.9%	79.9%	69.8%

Gross Domestic Product at Basic Prices	$32,329.9	$32,426.4	$32,116.1	$32,112.3	$32,332.3	0.0%	100.0%	100.0%

Source: Statistics Canada, CANSIM Table 379-0030, 379-0028, 379-0031.

(1)	Includes imputed values of output from owner-occupied housing.

Population and Labor Force

According to estimates by Statistics Canada, at July 1, 2014, the population of Nova Scotia was 942.4 thousand or 2.7% of Canada’s population of 35.5 million. Over the period July 2010 to July 2014, the population of Nova Scotia held steady, as compared to growth of 4.5% for Canada. Nova Scotia’s labor force decreased at a compounded annual rate of 0.4% compared to an increase of 0.9% for Canada for the 2010 to 2014 calendar year period.

According to Statistics Canada data for 2014, the Province’s labor force averaged 491,600 persons, representing 62.8% of the population 15 years of age and over. This level is a decrease of 0.9 percentage points in the participation rate compared to 2013. The figures for the calendar year 2014 show a decline in the unemployment rate of 9.1% in 2013 to 9.0% in 2014. Annual employment, the labor force and the number of unemployed in 2014 showed declines from the levels observed in 2013.

As the baby boom cohort of Nova Scotia’s population ages, an increasing share of the population is found among age cohorts that have lower participation rates. Between 2010 and 2014, the share of the population aged 55 and older grew from 30.1 per cent to 33.4 per cent while the share aged between 15 and 54 declined from 55.0 per cent to 52.5 per cent. In 2014, the labor force participation rate of those aged 55 and up (the cohort with rising share of the population) was 34.2 per cent while the labor force participation rate of those aged 15-54 (the cohort with declining share of the population) was 81.0 per cent.

Nova Scotia’s unemployment rate decreased slightly to 8.6% in November 2015, on a seasonally adjusted basis, versus the November 2014 level of 8.9%. The unemployment rate over the same period for Canada increased to 7.1% from 6.7% in the prior year. The unemployment rate for Nova Scotia in November 2015 reflects a decrease of 0.8% in the labor force from a year earlier, a 3.9% decrease in the number of individuals unemployed and a 0.5% decrease in the number of individuals employed, compared to the same period in 2014.

The following table sets forth Nova Scotia’s population and labor force for the 2010 to 2014 calendar years.

POPULATION AND LABOR FORCE

	2010	2011	2012	2013	2014	Compound Annual Rate of Growth
	(In thousands unless otherwise indicated)
Total Population (July 1)	942.1	944.5	944.8	943.0	942.4	0.0%
Population 15 Years of Age and Over	775.9	779.4	781.6	781.9	783.0	0.2%
Labor Force	499.1	497.9	503.5	497.7	491.6	(0.4%)
Labor Force Employed	451.3	453.0	457.6	452.6	447.6	(0.2%)

Participation Rate (%):
Nova Scotia	64.3%	63.9%	64.4%	63.6%	62.8%
Canada	66.9%	66.7%	66.5%	66.5%	66.0%

Unemployment Rate (%):
Nova Scotia	9.6%	9.0%	9.1%	9.1%	9.0%
Canada	8.1%	7.5%	7.3%	7.1%	6.9%

Sources: Statistics Canada, CANSIM Tables 051-0001, 282-0002 and 282-0087.

The following table illustrates the distribution of employment in Nova Scotia by industry for the calendar years 2010 through 2014, and the compound annual rate of growth over the period 2010 to 2014.

EMPLOYMENT BY INDUSTRY

	2010	2011	2012	2013	2014	Compound Annual Rate of Growth
	(In thousands)
Agriculture	6.4	5.6	6.1	5.7	5.2	(5.1%)
Forestry, Fishing, Mining, Oil, and Gas	12.0	12.0	11.5	11.5	11.2	(1.7%)
Utilities	3.9	3.5	3.8	4.2	3.8	(0.6%)
Construction	32.5	32.9	32.3	34.7	34.0	1.1%
Manufacturing	32.6	33.1	32.8	30.6	29.9	(2.1%)
Wholesale and Retail Trade	76.0	77.1	74.8	75.2	73.9	(0.7%)
Wholesale Trade	11.5	14.7	12.9	12.1	13.2	3.5%
Retail Trade	64.5	62.4	61.9	63.0	60.7	(1.5%)
Transportation and Warehousing	19.5	20.8	20.9	19.6	20.9	1.7%
Finance, Insurance, Real Estate, and Leasing	21.7	22.5	21.8	20.9	22.2	0.6%
Professional, Scientific, and Technical Services	21.1	22.5	23.9	26.5	26.1	5.5%
Business, Building and Other Support Services	24.8	22.1	21.2	22.8	19.7	(5.6%)
Educational Services	33.4	33.2	35.6	34.6	35.4	1.5%
Health Care and Social Assistance	68.0	68.3	70.6	69.8	69.2	0.4%
Information, Culture, and Recreation	19.6	19.2	19.7	18.4	19.2	(0.5%)
Accommodation and Food Services	30.4	32.1	32.6	31.4	32.1	1.4%
Other Services	18.8	18.5	20.6	19.4	18.3	(0.7%)
Public Administration	30.5	29.4	29.2	27.5	26.7	(3.3%)

Total - All Industries	451.3	453.0	457.6	452.6	447.6	(0.2%)

Source: Statistics Canada, Table 282-0008

Income and Prices

Household income in Nova Scotia increased 2.9% to $39.0 billion in 2014 from 2013, and average weekly wages in 2014 were $819.95, up 2.8% from the level in 2013.

The following table reflects the percentage increases in average weekly wages and salaries for calendar years 2010 through 2014 as well as the Consumer Price Index (“CPI”) for Nova Scotia and Canada for calendar years 2010 through 2014. On an annual basis in 2014, Nova Scotia’s CPI increased by 1.7% from 2013, while Canada’s CPI increased by 2.0% from 2013.

CPI AND AVERAGE WEEKLY WAGES AND SALARIES, INDUSTRIAL

AGGREGATE (PERCENT INCREASE OVER PREVIOUS YEAR)

	Nova Scotia		Canada
	Average Weekly Wages and Salaries	CPI	Average Weekly Wages and Salaries	CPI
2010	3.9%	2.2%	3.6%	1.8%
2011	1.0%	3.8%	2.5%	2.9%
2012	3.0%	2.0%	2.5%	1.5%
2013	1.2%	1.2%	1.8%	0.9%
2014	2.8%	1.7%	2.6%	2.0%

Sources: Statistics Canada, CANSIM Tables 281-0027 and 326-0021.

Capital Expenditures

Capital expenditures consist of investment in new construction, and purchases of machinery and equipment in Nova Scotia by the private sector and all levels of government.

The following table sets forth capital expenditures for the 2011 to 2014 calendar years and investment spending intentions for 2015.

CAPITAL EXPENDITURES(1,2)

	2011	2012	2013	2014(3)	2015(4)
	(in millions)
Agriculture, forestry, and fishing	82.4	x	106.9	97.7	118.5
Mining & oil and gas extraction	x	64.6	92.5	x	x
Utilities	467.2	407.6	290.5	381.9	442.5
Construction	132.9	97.0	132.6	137.3	133.1
Manufacturing	212.5	209.9	335.0	425.8	424.1
Wholesale trade	75.6	56.3	111.8	129.8	86.5
Retail trade	192.5	219.0	233.7	153.4	156.7
Transportation & warehousing	186.4	239.1	326.2	308.9	350.1
Information & cultural industries	185.0	93.7	276.1	211.2	247.9
Finance & insurance(5)	230.7	269.9	x	52.1	51.0
Real estate and rental and lending	196.6	227.4	235.8	323.8	351.7
Professional, scientific & technical services	35.4	x	x	49.1	39.9
Management of companies and enterprises	4.7	4.5	x	2.6	x
Administrative support, waste management and remediation services	x	39.4	x	x	54.0
Educational services	270.2	289.4	283.5	230.4	252.9
Health care and social assistance	317.3	274.9	157.9	x	145.3
Arts, entertainment and recreation	x	44.7	x	34.2	29.8
Accommodation and food services	58.7	42.1	86.7	85.1	x
Other services (except public administration)	20.9	18.5	x	19.5	x
Public administration	748.9	861.8	754.4	896.5	997.5

Total	$4,356.5	$3,598.4	$3,575.4	$3,698.7	$4,038.2

Private Sector	$3,016.5	$2,023.7	$2,280.6	$2,288.8	$2,454.0
Public Sector	1,340.0	1,574.7	1,294.8	1,409.9	1,584.2

Total	$4,356.5	$3,598.4	$3,575.4	$3,698.7	$4,038.2

Construction	$2,215.1	$2,113.2	$1,948.2	$1,731.8	$2,001.4
Machinery and Equipment	2,141.4	1,485.2	1,627.2	1,966.9	2,036.8

Total	$4,356.5	$3,598.4	$3,575.4	$3,698.7	$4,038.2

(1)	Capital Expenditures are classified under the North American Industrial Classification System (“NAICS”), x—suppressed data by Statistics Canada for confidentiality reasons.
(2)	Methodology used to calculate Capital Expenditures was revised in 2015 and adjusted back to 2011. Housing has been excluded in the new methodology since the primary goal of the program is to publish capital expenditures made by private- and public-sector organization.
(3)	Preliminary Actual.
(4)	Investment Intentions.
(5)	Commencing with Actual 2013, the data is not comparable with previous years due to new inclusion of capital leases.

Source: Statistics Canada, CANSIM Tables 029-0045 and 029-0048.

According to the “Annual Capital and Repair Expenditures Survey,” capital expenditure intentions showed a 9.2% increase for Nova Scotia in 2015 over 2014, reflecting expectations of increased capital spending in agriculture, utilities, transportation and warehousing, information and cultural industries, real estate and rental and leasing, educational services and public administration. The increase was partly offset by decreases in wholesale trade, professional, scientific and technical services and arts, entertainment and recreation. Capital Expenditure as used in this survey is defined as the collection of data on intentions for capital investment and expenditures and does not include housing. The “Annual Capital and Repairs Expenditure Survey” data was released on July 6, 2015.

Preliminary Capital expenditures for 2014 showed a 3.4% increase over 2013. The change reflected an increase in utilities, construction, manufacturing, wholesale trade, real estate and rental and leasing and public administration. The increase was partly offset by a decrease in agriculture, retail trade, transportation and warehousing, information and cultural industries and educational services.

Capital expenditures for 2013 showed a 0.6% decrease compared to 2012. The change reflected a decrease in utilities, educational services, health care and social assistance and public administration. The decrease was mostly offset by an increase in Mining, quarrying, and oil and gas extraction, construction, manufacturing, wholesale trade, retail trade, transportation and warehousing, information and cultural industries and accommodation and food services, educational services, and public administration. The increase was partially offset by a decrease in real estate and rental and leasing, administrative and support, waste management and remediation, health care and social assistance, arts, entertainment and recreation, and other services (except public administration).

Capital expenditures for 2012 showed a 17.4% decrease compared to 2011. The change reflected a decrease in utilities, construction, wholesale trade, information and cultural industries, management of companies and enterprises, health care and social assistance, accommodation and food services and other services (except public administration). The decrease was partially offset by increases in retail trade, transportation and warehousing, finance and insurance, real estate and rental and leasing, educational services, and public administration.

Goods Producing Industries

Manufacturing. The manufacturing industry is the largest contributor to the goods producing portion of Nova Scotia’s economy and accounted for 7.3% of real GDP (basic prices in chained 2007 dollars) in 2014. The gross selling value of manufacturers’ sales decreased to an estimated $7,293.3 million in 2014 from a total of $9,607.5 million in 2010, a compounded annual decrease of 6.7% over the period. This compares with an increase of 4.0% for Canada over the same period.

In 2014, the gross selling value of manufacturers’ sales was 22.6% lower than in 2013. Statistics Canada reports few categories of manufacturers’ sales for Nova Scotia. Only four categories were comparable from 2013 due to data suppression, but none materially explained the cause for the decline. Although the particular sector(s) responsible for the decline cannot be directly accounted for, there was a significant decline in the non-durable goods shipments, but not in the durable goods categories. During this period, Imperial Oil’s Dartmouth Refinery closed and shifted to a marine terminal operation.

The employment level in the manufacturing sector in 2014 was 29.900, a decreased of 700 persons compared to 2013. The manufacturing sector employed 6.7% of all workers in Nova Scotia in 2014, compared to 9.6% in Canada. Most of the employment in the manufacturing sector occurs outside of the Province’s largest urban center (Halifax Regional Municipality) making the sector directly and indirectly a key employer in many of the more rural areas of the Province.

The United States is the primary market for Nova Scotia’s international domestic exports of manufactured goods. In 2014, $2.6 billion or 72.0% of the value of Nova Scotia’s international domestic exports of manufactured goods went to the United States.

Of the disclosed categories, nearly half of manufacturers’ sales for Nova Scotia in 2014 were attributable to three major industry groups: paper manufacturing, transportation equipment, and plastics and rubber products. Although the representation of the food industry cannot be directly accounted for during 2014 given data suppression for confidentiality purposes by Statistics Canada, over the previous five years this segment has averaged 19.9% of manufacturers’ sales in Nova Scotia. Plastics and rubber products accounted for 16.1%, while transportation equipment and wood product accounted for 9.0% and 4.7% respectively during the same period. The plastics and rubber products category is in part related to the three plants operated by Michelin North American (Canada) Inc. The pulp and paper industry (which experienced closures in 2011 to 2013) as well as a petroleum refinery (which ceased operations in August of 2013) had historically contributed significant output within the manufacturing industry.

The gross selling value of manufacturers’ sales for Nova Scotia in the years 2010, 2011, 2012, 2013 and 2014 are as follows: $9,608 million, $10,631 million, $10,460 million, $9,426 million, and $7,293 million.

Construction. The construction industry is the second largest goods-producing industry in Nova Scotia. Its contribution to real GDP (basic prices in chained 2007 dollars) was $1,525.2 million in 2014 and accounted for 5.4% of total real GDP. Construction activity accounted for 46.8% of total capital expenditures in 2014. Compounded annually capital expenditures on construction in Nova Scotia decreased 11.1% for the 2010 to 2014 period, as compared to a 6.7% increase for Canada.

Canada Mortgage and Housing Corporation reported that housing starts in all areas of Nova Scotia decreased by 22.0% in 2014 from 2013, compared to an increase of 0.7% at the national level over the same period.

HOUSING STARTS, ALL AREAS, NOVA SCOTIA

	2010	2011	2012	2013	2014
Single-detached	2,392	2,045	2,258	1,639	1,355
Multiples	1,917	2,599	2,264	2,280	1,701
Semi-detached	373	418	420	332	220
Row	200	241	218	259	179
Apartment and other unit type	1,344	1,940	1,626	1,689	1,302

Total units	4,309	4,644	4,522	3,919	3,056

Source: Statistics Canada, CANSIM Tables 027-0008.

Employment in the construction sector during 2014 was 34,000, a decrease of 700 persons from levels in 2013.

Fisheries.    A large and diverse commercial fish and processing industry exists in Nova Scotia. Nova Scotia harvests over 50 different species of seafood, and exports these products to all major seafood markets. The Federal Government, through detailed stock assessment plans and quotas, manages fisheries resources.

Nova Scotia’s fish landings had a value of $1,030.3 million in 2014, and total volume of commercial fish landings increased by 8.7% in 2014 compared to the level in 2013. The primary fishing sector contributed $459.0 million (in chained 2007 dollars) to the Provinces’ GDP in 2014, an increase of 5.3% from 2013 levels. The impact of fishing on the Province’s GDP is also seen in the manufacturing segment, which includes fish processing. Lobster is the predominant species and represented 53.7% of the total landed value. Scallop, Queen Crab, and Shrimp are the next predominant species at 15.7%, 10.8%, and 7.1% respectively.

Nova Scotia was the second largest exporter of seafood in 2014 among all provinces, at $1,265.8 million. The United States is Nova Scotia’s top destination, representing 58.4% of seafood exports in 2014. Nova Scotia exports to over 70 countries including China, Japan, France, Hong Kong, Denmark and the Netherlands. The export value of seafood in 2014 increased by 20.2% compared to the total value in 2013.

The harvesting sector employed 5,100 persons throughout all of Nova Scotia in 2014, a decrease of approximately 600 persons from 2013.

The following table sets forth information with respect to the fishing and fish processing industry in Nova Scotia for the calendar years 2010 through 2014.

FISHING AND FISH PROCESSING INDUSTRY

	2010	2011	2012	2013		2014
	(in Millions)
Quantity of Fish Landings (pounds) (2)	623.9	570.3	520.7	516.9		561.8	(1)
Value of Fish Landings	$650.1	$732.0	$768.5	$844.7		$1,030.3	(1)
Capital Investment (3)	$47.4	$29.4	$51.1	n/a	(4)	$19.5	(4)
Value of Exports of Fish	$803.6	$907.3	$922.3	$1,052.7		$1,265.8

(1)	Preliminary Actuals
(2)	Does not include Aquaculture.
(3)	Includes fishing, hunting, and trapping.
(4)	Information has either been deemed too unreliable to be published or identified to be used with caution.

Sources:	Department of Fisheries and Oceans, Industry Canada, and Nova Scotia Department of Agriculture and Fisheries. Statistics Canada, CANSIM Table 029-0045

Participation in, and regulation of, the fisheries was the subject of a 1999 decision of the Supreme Court of Canada. In September and November 1999, the Supreme Court held that under the Treaty of 1760, the Mi’kmaq are entitled “to continue to provide for their own sustenance by taking the products of their hunting, fishing and other gathering activities, and trading for what in 1760 termed “necessaries,” which the Supreme Court interpreted as the ability to obtain a “moderate livelihood.” A moderate livelihood was described by the Supreme Court as including basics such as “food, clothing and housing, supplemented by a few amenities” but does not extend to the open-ended accumulation of wealth. The Supreme Court held that the right is subject to regulation. See “Introduction – Current Issues Concerning Native Persons.” The case was fact-specific in relation to eels, and determinations of what are appropriate hunting, fishing and gathering activities for modern Mi’kmaq will be decided by either a court on a case by case, fact specific basis, or through negotiations of the parties. Interim fishing agreements have been entered into by the Federal Department of Fisheries and Oceans with a majority of the native groups dealing with the issuance of limited licenses for specific fisheries, including lobster fishing zones, training, and acquisition of equipment. Licenses issued pursuant to these agreements are available as a result of the Federal Government purchasing non-native licenses.

Mining and Mineral Exploration     The value of mineral production (excluding oil and gas) in Nova Scotia decreased by 7.5% to $204.3 million in 2014 from 2013 levels. The major minerals being produced in Nova Scotia in 2014 were crushed stone, sand and gravel. Shipments of gypsum, silica and stone to Canadian cement, lime and clay plants were not included in the mineral production amount. Gypsum data has been suppressed by Statistics Canada for confidentiality reasons.

Real GDP in the sector, including the oil and gas sector, increased by 39.7% in 2014 from 2013. The industry, including the oil and gas sector, employed 4,100 persons in 2014. In August of 2013 a new oil platform called Deep Panuke started production and ramped up significantly by early 2014. This contributed an 87.0% increase in total gas equivalent volume of production.

Nova Scotia’s gypsum and anhydrite deposits are among the largest workable deposits in Canada. Gypsum outcrops occur throughout the whole of the northern half of the province’s mainland and Cape Breton Island. In 2014, along with 2013, Natural Resource Canada has suppressed the statistics related to Nova Scotia’s production of gypsum. According to 2012 statistics, Nova Scotia produced about 65.3% of Canada’s gypsum. Statistics show the value of gypsum production to be $14.4 million in 2012 with 1.2 million tonnes being produced.

There are currently two surface coal mines operating in Nova Scotia, at Stellarton and Point Aconi, operated by Pioneer Coal. Production information on the sector is currently unavailable due to confidentiality requirements of Statistics Canada.

Agriculture     Real GDP in 2014 in the crop and animal production sector decreased by 9.8% compared to 2013. Total farm cash receipts in 2014 decreased by 5.5%, comprised of a rise in crop receipts of 5.6%, and a decline in the receipts for livestock production of 17.4%. The number of people employed in the agricultural sector stood at 5,200 persons in 2014, a decrease of about 500 from 2013. The major components of agricultural production in Nova Scotia include furs, dairy products, poultry, eggs and fruit crop production.

Forestry     In 2014, the value of manufacturing shipments for wood products was $391.0 million, a decrease of 4.5% from 2013. The forestry logging and logging support sector employed 2,100 workers in 2014, down from 2,300 in 2013. In 2014, the total provincial harvest of round wood was 3,643,052 cubic meters, an increase of 5.5% from 2013. Of this amount 116,819 cubic meters or 3.2% was exported.

Lumber shipments in 2014 was 928.5 thousand cubic meters, an 8.7% increase over 2013. Export sales of lumber and wood product increased 1.2% in 2014 over 2013. The largest export destination for forestry products is the United States (50.1% in 2014), and exports to the US decreased by 9.2% in 2014 compared to 2013. In 2014, export sales for pulp and paper products were up 2.2% from 2013. During 2013 a previously closed paper mill reopened production.

Exports

The total value of exports of goods and services from Nova Scotia in 2014, under Statistics Canada’s Provincial Economic Accounts data system, stood at $15,377 million, giving an annual compound growth rate of 1.5% over the 2010 to 2014 period. The value of exports of goods and services represented 39.4% of the total value of GDP in 2014.

Of the $15,377 million in exports of goods and services, 52.6%, or $8,093 million, was shipped to other countries, leaving 47.4% or $7,284 million as exports to other provinces within Canada. Exports of goods accounted for 62.8% of the total exports while exports of services accounted for 37.2%. Most of the goods are exported to other countries (68.4%), while services are mostly exported to other provinces (74.0%).

Over the 2010 to 2014 period, the total value of exports of goods had an annual compound growth rate of 1.0% compared to a growth rate of 2.3% for the total value of export of services.

Statistics Canada reports in their Provincial Economic Accounts that the total value of international exports of goods in 2014 was $6,603 million, experiencing an annual compound growth rate of 4.6% since 2010. The Provincial Economic Accounts figure can be contrasted with Nova Scotia’s international merchandise domestic exports of goods based on customs clearing data that amounted to $5,289.4 million in 2014. The Provincial Economic Accounts adjusts the customs data for other costs such as transportation margins and duties. Additionally, “domestic” international exports does not include exports from the Province that originated outside the Province. During the years 2010, 2011, 2012, 2013 and 2014 the average Canadian dollar/US dollar noon exchange rate, according to the Bank of Canada, was $0.9709, $1.0111, $1.0004, $0.9710, and $0.9054 CAD/USD respectively.

For 2014, the customs domestic export figures show an increase of 25.1% over 2013, principally due to an increase of 350.2% in exports of energy products and 12.1% growth in non-energy product. The increase in shipments from natural gas production resulted from the first full year of operations of the Deep Panuke facility. Non-energy sectors had increases for most commodity categories but primarily: farm, fish and intermediate products increased 19.3%, metal and non-metallic mineral products increased 15.6%, basic and industrial chemical, plastic and rubber products increased 15.4%, electronic and electrical equipment and parts increased 21.0%, motor vehicle and parts increased 9.4%, and consumer goods increased 16.1%.

The following table sets forth categories of Selected Trade indicators for the calendar years 2010 through 2014.

SELECTED TRADE INDICATORS

	2010	2011	2012	2013	2014
	(In millions $)
Exports of goods to other countries	$5,519	$5,868	$5,727	$5,932	$6,603
Export of services to other countries	1,329	1,379	1,427	1,430	1,490

Exports to other countries	6,848	7,247	7,154	7,362	8,093

Exports of goods to other provinces	3,752	4,024	4,036	3,809	3,054
Export of services to other provinces	3,897	4,118	4,007	4,167	4,230

Exports to other provinces	7,649	8,142	8,043	7,976	7,284

Total Exports of goods and services:	$14,497	$15,389	$15,197	$15,338	$15,377

Imports of goods from other countries	9,710	11,006	10,506	10,656	10,931
Import of services from other countries	1,346	1,374	1,444	1,483	1,516

Imports from other countries	11,056	12,380	11,950	12,139	12,447

Imports of goods from other provinces	5,526	5,837	5,859	6,098	5,946
Imports of services from other provinces	7,405	7,768	7,809	8,095	8,363

Imports from other provinces	12,931	13,605	13,668	14,193	14,309

Total Imports of goods and services:	$23,987	$25,985	$25,618	$26,332	$26,756

Trade Balance	($9,490)	($10,596)	($10,421)	($10,994)	($11,379)

Source: Statistics Canada, CANSIM Tables 384-0038

The following tables sets forth Nova Scotia’s top ten international merchandise exports by industry and the top ten imports by product for the calendar years 2010 through 2014, and the compound annual growth rate over the 2010 to 2014 period.

INTERNATIONAL MERCHANDISE EXPORTS BY INDUSTRY

	2010	2011	2012	2013	2014	Compound Annual Rate of Growth
	(in millions)
Tire Manufacturing	$946.7	$1,023.5	$1,028.1	$1,002.7	$1,087.8	3.5%
Oil and Gas Extraction	392.5	363.6	65.5	118.7	695.0	15.4%
Fishing	394.2	437.4	432.9	507.0	639.3	12.8%
Seafood Product Preparation and Packaging	409.4	469.9	489.4	545.7	626.6	11.2%
Paper Mills	455.4	441.8	111.7	294.7	289.6	(10.7%)
Pulp Mills	163.0	161.3	164.9	201.1	221.1	7.9%
Frozen Food Manufacturing	90.1	143.3	120.8	115.2	123.4	8.2%
Sawmills and Wood Preservation	108.5	81.8	80.9	99.7	118.7	2.3%
Other Rubber Product Manufacturing	35.8	51.8	66.0	91.7	116.0	34.2%
Unsupported Plastic Film, Sheet, and Bag Manufacturing	75.0	84.2	88.3	94.9	107.2	9.3%

Sub-total	3,070.5	3,258.6	2,648.5	3,071.4	4,024.6	7.0%

Other	1,270.2	1,201.7	1,244.2	1,223.5	1,342.1	1.4%

Grand total	$4,340.7	$4,460.3	$3,892.7	$4,294.9	$5,366.7	5.4%

Source: Industry Canada.

INTERNATIONAL MERCHANDISE IMPORTS BY PRODUCT

	2010	2011	2012	2013	2014	Compound Annual Rate of Growth
	(in millions)
Motor Vehicles For Passenger Transport	$3,316.4	$2,470.7	$2,555.1	$2,600.2	$2,965.5	(2.8%)
Preparations of non-crude petroleum oils	62.5	165.6	116.6	284.2	1,402.2	117.6%
Coal & Solid Fuels Manufactured from Coal	186.5	189.0	143.0	193.2	161.9	(3.5%)
Trucks and Other Vehicles for Transport of Goods	82.1	126.9	114.1	111.4	150.9	16.4%
Natural Rubber; Balata, Gutta-Percha, Guayule, Chicle and Similar Natural Gums	190.1	332.6	217.5	173.0	139.5	(7.4%)
Helicopters, Airplanes and Spacecraft	15.7	10.4	72.1	2.4	134.2	71.0%
Motor Vehicle for Special (Non-Transport) Purposes	14.0	51.6	63.9	115.3	92.3	60.2%
Fish Fillets and Other Fish Meat – Fresh, Chilled or Frozen	75.7	87.8	69.4	71.1	89.7	4.3%
Self-Propelled Bulldozers, Scrapers, Graders, Levelers and the like	64.2	83.3	92.5	58.0	75.8	4.2%
Crude Petroleum	1,423.1	1,502.0	836.6	96.4	7.0	(73.5%)

Sub-Total	5,430.3	5,020.0	4,280.9	3,705.2	5,219.1	(1.0%)

Other	2,655.1	3,332.3	2,349.6	2,313.9	2,588.7	(0.6%)

Grand Total	$8,085.4	$8,352.2	$6,630.6	$6,019.1	$7,807.7	(0.9%)

Source: Industry Canada.

Merchandise imports by commodity are assessed based on their port of clearance, rather than their intended destination in Canada (or beyond). Of note in the table on imports into Nova Scotia by product grouping is the large amount of motor vehicle for passenger transport. Most of these vehicles arrive from Europe, and are then shipped across Canada.

Service Sector

Overview.     The Halifax metropolitan area is the largest financial and commercial service center in Atlantic Canada. The area is also one of Canada’s major medical and scientific communities, and the location of several federally sponsored scientific research institutions, including the Bedford Institute of Oceanography. The Halifax region is also home to several universities as it is a major education center for Atlantic Canada.

The Halifax region accounted for 49.9% of the total employment in Nova Scotia in 2014 producing an unemployment rate of 6.1% for 2014 compared to the 9.0% unemployment rate for the province as a whole, and 6.9% unemployment rate for Canada.

The following table sets forth the percentage contribution to the GDP for the service sector by component for the calendar years 2010 through 2014.

SERVICE INDUSTRIES AS A PERCENTAGE OF TOTAL SERVICE PRODUCING INDUSTRIES

	2010	2011	2012	2013	2014
Transportation and Warehousing (1)	4.3%	4.4%	4.2%	4.1%	4.1%
Wholesale Trade	5.3%	5.5%	5.2%	5.1%	5.2%
Retail Trade	8.9%	8.6%	8.5%	8.7%	8.8%
Finance and Insurance	7.0%	7.0%	7.1%	7.3%	7.4%
Real Estate, rental and leasing	19.0%	19.2%	19.7%	20.1%	20.3%
Management of Companies	0.5%	0.5%	0.6%	0.6%	0.6%
Professional, scientific and technical services	5.1%	5.1%	5.1%	5.2%	5.2%
Administrative and support, waste management and remediation services	2.7%	2.7%	2.7%	2.6%	2.6%
Information and Cultural Industries	4.3%	4.2%	4.2%	4.1%	4.0%
Education Services	8.7%	8.7%	8.7%	8.5%	8.4%
Health Care and Social Assistance	12.0%	12.1%	12.1%	12.2%	12.4%
Accommodation and Food Services	3.0%	3.0%	3.0%	3.0%	3.1%
Arts, entertainment, and recreation	0.7%	0.7%	0.7%	0.7%	0.7%
Other Services (except Public Administration)	2.5%	2.6%	2.5%	2.6%	2.5%
Public Administration	15.7%	15.8%	15.5%	15.1%	14.7%
Total (2)	100.0%	100.0%	100.0%	100.0%	100.0%

(1)	Includes Pipeline Transportation – See “Offshore Exploration and Development”.
(2)	Numbers may not add up due to rounding.

Source: Statistics Canada, CANSIM Table 379-0030.

Trade.     In 2014, wholesale trade and retail trade increased 8.3% and 2.3% respectively in Nova Scotia compared to an increase of 6.7% and 4.6% respectively in Canada over 2013. The value of retail sales in 2014 in Nova Scotia was $13.9 billion. The compound annual rate of growth in retail sales was 2.4% in Nova Scotia and 3.6% in Canada during the 2010 to 2014 period. Employment in the wholesale sector and retail sector stood at 13,200 and 60,700 persons respectively in 2014. This represents an increase of approximately 1,100 persons in the wholesale sector and a decrease of 2,300 persons in the retail sector compared to 2013.

The value of wholesale trade was $9.0 billion in 2014, an increase of 8.3% compared to 2013. In 2014, the wholesale sector had a real GDP positive rate of change of 2.2%. The combined wholesale and retail trade sector accounts for 11.2% of the total value of GDP for the Province.

Transportation and Warehousing.     Transportation and warehousing have been important factors in the economy of Nova Scotia throughout its history. Halifax harbor and the Strait of Canso are deep-water, ice-free harbors. The Port of Halifax is capable of handling vessels up to 150,000 metric tonnes, and the Strait of Canso can accommodate the world’s largest super-tankers.

The sector’s real GDP (chained 2007 dollars) in 2014 decreased 0.3% from 2013. In 2014, the sector employed about 20,900 persons, an increase of 1,300 from 2013.

Port facilities at Halifax include 35 deep-water berths that are complemented by rail, air, and motor freight services. With two container terminals, each capable of berthing two container ships simultaneously, Halifax is Canada’s fourth largest container port and is capable of handling fully laden Post-Panamax vessels. Halifax’s south end container terminal is undergoing a project to simultaneously berth and service two post-Panamax vessels. The total volume of cargo handled by the Port of Halifax in 2014 was 7.8 million metric tonnes. In 2014, containerized cargo tonnage amounted for 3.4 million metric tonnes. Non-containerized cargo accounted for approximately 4.5 million metric tonnes. Non-containerized cargo consists of Bulk cargo (chiefly consisting of petroleum products and gypsum), Ro/Ro (roll-on/roll-off) and break-bulk. This port serves as a trans-shipment point for automobile distribution throughout Atlantic Canada via ship and rail. The Port of Halifax also serves more container lines, with more direct calls to Europe, the Mediterranean, Middle East, Asia, South America, Central America, and the Caribbean than any other Canadian port. The Port of Halifax had visitation by 134 cruise vessels in 2014 with 217,305 passengers.

Tourism.     Due to a methodology change in 2013, total visitation and origin results may not be directly comparable with prior years. Approximately 2.0 million tourists visited Nova Scotia during 2014. Overall in 2014, the majority of visitors, 87.1%, came from other parts of Canada, 9.2% from the United States, and 3.7% from overseas. About 67.1% of visitors to Nova Scotia travelled by road with the remaining 32.9% arriving by air.

Energy

There was one petroleum refinery operating in Nova Scotia, but it closed operations in October 2013. Crude oil for the refinery was obtained from foreign sources.

The majority of electricity generated in Nova Scotia is from coal and oil-fired facilities. Overall total electricity production from utilities and independent power producers in Nova Scotia for 2014 was 10,641 gigawatt hours, a 1.2% decrease in production from 2013. Total utility generation in 2014 was 10,403 gigawatt hours, a 1.1% decrease from 2013. Total hydro, tidal, wind and solar generation was 1,854 gigawatt hours, a 6.3% increase over 2013. The Province of Nova Scotia’s regulations require that nearly 25 per cent of the province’s electricity supply come from renewable sources (wind, solar, tidal and biomass technology) by 2015, and has a target of 40% renewable electricity by 2020.

Offshore Exploration and Development

Since the beginning of exploration activity in the late 1960’s, substantial gas reserves and modest oil reserves have been discovered, including the six fields that are part of the Sable Offshore Energy Project (“SOEP”), and also the Deep Panuke Project. As of May 7, 2015 there were 3,531,512 hectares of land in the offshore region under active exploration licenses, 76,680 hectares under significant discovery licenses and 39,441 hectares under production licenses. Since April 4, 2013, virtually no change has occurred regarding licenses under active exploration, and there have been no changes to significant discoveries licenses or to production licenses. SOEP’s cumulative expenditures in Canada up to December 31, 2014 on development and operations have been $3,912.3 million; 68.9% of this amount was spent in Nova Scotia.

SOEP is a natural gas project located on the Scotia Shelf that commenced production on December 31, 1999. SOEP’s natural gas production averaged 145.1 mmscf/d in 2014. The Sable Offshore Energy Project is divided into two ‘tiers’ of offshore development. The first tier was completed in December 1999 and involved the development of the Thebaud, North Triumph, and Venture fields, as well as the construction of three offshore platforms, an onshore gas plant and an onshore fractionation plant. Natural gas production from the SOEP facility commenced on December 31, 1999. Alma, the first Tier II platform was on-stream in late 2003 while production from South Venture, the second field began late in 2004.

A compression unit was installed on the SOEP project’s central processing platform in 2006, and was operational in mid-November of that year. SOEP continues to produce natural gas with production at lower levels as the compression platform only boosted production for a short period. In 2014, the production of natural gas from the SOEP stabilized, with the production level in 2014 growing 3.5% over 2013 levels. In addition to the producing gas field, the SOEP project includes a gas plant at Goldboro and a fractionation plant at Point Tupper. The Maritimes & Northeast Pipeline provides transportation of SOEP gas to markets in Nova Scotia, New Brunswick, and the northeastern United States. This pipeline originates at the “tailgate” of the gas plant in Goldboro, Nova Scotia, continues in a westerly direction and crosses the New Brunswick-Nova Scotia border near Tidnish, Nova Scotia.

NATURAL GAS PRODUCTION

	2010	2011	2012	2013	2014
SOEP Production (mmcf/d)	320.1	274.5	207.8	140.2	145.1
Deep Panuke Production (mmcf/d)	—	—	—	46.2	203.3

Total Production (mmcf/d)	320.1	274.5	207.8	186.4	348.4

ExxonMobil Canada Properties Ltd., Shell Canada Ltd., Imperial Oil Reserves, Pengrowth Energy Trust and Mosbacher Operating Ltd. are interest holders in SOEP. In 1999, the project partners signed a royalty agreement for this project with the Province. The royalty income from offshore gas and natural gas liquids for the fiscal year 2014-2015 was $30.0 million. When the SOEP reaches the end of its technical viability, interest holders are entitled to deduct decommissioning cost from royalties paid to the Province. The Province has been accruing a liability for the Province’s share of the costs associated with the decommissioning of the project. When royalties estimated for future years are insufficient to fully offset the Province’s share of these costs, a Prior Year Adjustments (“PYA”) is required for royalty revenue previously recorded. In 2014-2015 the Province received a PYA of $3.1 million – resulting in net royalty revenues of $33.1 million for 2014-2015. The royalty income, after PYA, from offshore gas and natural gas liquids for the fiscal years 2010-2011 to 2013-2014 was $172.7 million, $118.0 million, $22.7 million and $20.7 million respectively. PYA with respect to such royalties recorded during fiscal year 2010-2011 to 2013-2014 was 24.3 million, ($5.3) million, ($19.2) million and ($145.6) million. Several factors are contributing to the decline in royalty income that the Province has incurred over the past few years, but it is primarily being driven by the accrual of abandonment costs estimated by SOEP interest holders that may be deducted from offshore royalties.

In October 2007, EnCana announced that its Board of Directors had approved the development of the company’s Deep Panuke natural gas project; approximately 109 miles off the coast of Nova Scotia. Production started in August, 2013 and production averaged 46.2 mmfcs/d. The natural gas is currently being processed on the production platform and exported to shore by a dedicated 109 mile pipeline to the SOEP gas processing facility in Goldboro, and then the natural gas is fed into the Maritime and Northeast Pipeline. Total spending by EnCana on Deep Panuke in calendar year 2014 was $123 million. The Deep Panuke project is anticipated to continue for a mean production life of 13 years. The Deep Panuke project is expected to deliver between 200 million and 300 million cubic feet of natural gas per day. During 2014, Deep Panuke production averaged 203.3 mmfcs/d.

Exploration Rights

Exploration rights are awarded for a nine-year period to the bidder making the highest work commitment. If this amount is not spent within an initial five-year period (extendable by one year more upon payment of $250,000), 25% of the deficiency is paid to the Provincial government. The land is forfeited to the Crown if an exploration well is not drilled within this initial period. On January 20, 2012 the Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) awarded four bids on offshore Nova Scotia lands for four separate parcels resulting in $970 million in work expenditure bids, and on November 16, 2012 the Board awarded a further $1,081.9 million in work expenditure bids on 8 additional parcels. The work expenditure bid represents the amount of money the bidder intends to spend exploring the land parcels during the initial six-year period of a nine-year exploration license. Successful bidders are required to post a deposit of 25 per cent of the amount of the bid to demonstrate their commitment to conduct the intended work. The original total exploration spending commitment in the 12 active exploration license areas offshore Nova Scotia is $2,051.9 million as of May 1, 2015. During November 2015, Statoil Canada Ltd. was the successfully bidder of two parcels worth $82.0 million in work expenditure bids. If federal and provincial ministerial approvals are granted, the CNSOPB will issue two exploration licenses on January 15th, 2016.

The total value of forfeitures to the Province of exploration licenses was $43.2 million for the fiscal year 2005-2006, $4.2 million for the fiscal year 2006-2007, $107.1 million for the fiscal year 2007-2008, $2.0 million for the fiscal year 2008-09, $14.8 million in fiscal year 2009-2010, and $433,000 in fiscal year 2010-2011. There were no license forfeitures in 2011-2012, and only $100,000 in 2012-2013. There were no license forfeitures in either 2013-2014 or 2014-2015.

GOVERNMENT FINANCE

Overview

Under the Canadian Constitution, the Province of Nova Scotia is granted certain exclusive powers, including the power to impose direct taxation within the province to raise revenue for Provincial purposes and the power to borrow money on the sole credit of the Province. Certain responsibilities assigned to the Province are, in turn, delegated to municipal governments and other local bodies within the province, such as school boards and local service commissions, under varying degrees of Provincial control.

Municipal governments raise their own revenues from a number of sources, the most important of which is real property taxes, and also receive financial assistance from the Province. Municipal borrowing powers are strictly limited; operating deficits in any given year must be recaptured through taxation or other current revenues the following year. Under the incorporating legislation, municipalities and municipal enterprises long-term capital requirements are subject to the approval of the Minister of Municipal Affairs of the Province and must be made through the Nova Scotia Municipal Finance Corporation except for borrowings from the Federal Government, the Province, another municipality, or their agencies. The municipalities may carry debt with financial institutions until long-term financing is arranged with the MFC. (See “Certain Crown Corporations and Agencies – Nova Scotia Municipal Finance Corporation”).

The receipt of public revenues, the disbursement of public funds, the control of expenditures, and the keeping and auditing of the Public Accounts of the Province are governed by various Provincial statutes. All receipts and disbursements of public money of the Province’s departments and public service units flow through the General Revenue Fund. Such receipts and disbursements consist of revenue, expenditures, and other transactions. Any net cash requirement of the General Revenue Fund is provided for by the Province’s traditional sources of financing, including borrowings in the public and private financial markets and internal sources.

Anticipated revenue, program expenses, capital expenditures, and debt servicing costs included in the budgetary estimates of the Province are submitted for approval to the House of Assembly for each fiscal year. Authority for expenditure expires at the end of each fiscal year. Funds for expenditure may also be provided by special legislation and by order of the Lieutenant Governor in Council pursuant to the authority of the Finance Act. Loans and investments, including those to or on behalf of corporations and agencies owned or controlled by the Province, are generally made pursuant to the authority and limitations of various Provincial statutes and are not included in the annual budgetary estimates submitted to the House of Assembly for approval.

The accounts and financial operations of the Province and the financial statements of certain crown corporations and agencies are subject to audit by the Auditor General, an official appointed by the Lieutenant Governor in Council under the Auditor General Act. The Auditor General audits the Consolidated Financial Statements of the Province.

On April 9, 2015 the Minister of Finance and Treasury Board submitted the Budget for the fiscal year 2015-2016, which is referred to herein as “Estimate 2016”. The most recent Forecast Update was released on December 14, 2015. See Exhibit 3 to the Form 18-K.

Specific Accounting Policies

Financial statements of the Province are prepared in accordance with Canadian generally accepted accounting principles for the public sector, which for purposes of the Province’s financial statements are represented by accounting recommendations of the Public Sector Accounting Board (“PSAB”) of the Chartered Professional Accountants (“CPA”) of Canada, supplemented where appropriate by other CPA of Canada and International Federation of Accountants accounting standards or pronouncements.

The Government Reporting Entity

The Government Reporting Entity is comprised of the General Revenue Fund, other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. Governmental Units and Government Business Enterprises represent the entities that are controlled by the Province. Government Partnership Arrangements represent entities for which decision making and significant risks and benefits are shared with other parties outside of the Government Reporting Entity.

Principles of Consolidation

This section describes the accounting treatment for each type of entity included in the Consolidated Financial Statements of the Province. A Governmental Unit is a government organization that is not a Government Business Enterprise. Governmental Units include government departments, public service votes, funds, agencies, service organizations, boards, government not-for-profit organizations, and government business-type organizations. The accounts of Government Units are consolidated on a line-by-line basis after adjusting for differences in significant accounting policies with the exception of capitalization thresholds and depreciation methods and rates of accounting for tangible capital assets for which no accounting policy adjustments are performed. Significant inter-organization accounts and transactions are eliminated.

A Government Business Enterprise is a self-sustaining organization that has the financial and operating authority to sell goods and services to individuals and non-government organizations as its principal activity and source of revenue. Government Business Enterprises have been accounted for on the modified equity basis that does not require any accounting policy adjustments. Net equity of Government Business Enterprises is included in government consolidated financial statements in the Consolidated Statement of Financial Position, while any net income or net loss is shown as a separate line item in the Consolidated Statement of Operations and Accumulated Deficits. The largest Government Business Enterprises, in terms of revenues, are the Nova Scotia Liquor Corporation and the Nova Scotia Provincial Lotteries and Casino Corporation.

A Government Partnership is a contractual arrangement between the government and a party or parties outside the reporting entity. The partners have clearly defined common goals, make a financial investment in the partnership, share control of decision-making, and share, on an equitable basis, the significant risks and benefits associated with the operations of the government partnership. Where significant, government’s interest in partnerships is accounted for using proportionate consolidation.

A complete overview of the organizations within the Government Reporting Entity is available within the Province’s Public Accounts, Volumes I and II for the fiscal year 2014-2015.

Revenues

Revenues are recorded on an accrual basis. The main components of revenue include federal transfers such as Equalization, Canada Health Transfer, and Canada Social Transfer, as well as interest, various taxes, and legislated levies. Revenues from Personal and Corporate Income Taxes and Harmonized Sales Taxes, are accrued in the year earned based on estimates using statistical models. These revenues are recorded at the net amount estimated, after considering adjustments for tax credits and administrative costs related to the collection and processing performed by the Federal Government. Petroleum Royalties may be reduced by a portion of estimated abandonment cost for the future decommissioning of restoration of offshore field assets.

Expenses

Expenses are recorded on an accrual basis. Grants are recognized in the period during which the grant is authorized and any eligibility criteria are met. Provisions are made for probable losses on certain loans, investments, loan guarantees, accounts receivable, advances, forgivable loans, and for contingent liabilities when it is likely that a liability exists and the amount can be reasonably determined. These provisions are updated as estimates and revised, at least annually.

Measurement Uncertainty

Uncertainty in the determination of the amount at which an item is recorded in the Province’s Consolidated Financial Statements is known as measurement uncertainty. Uncertainty exists whenever estimates are used because it is reasonably possible that there could be material difference between the recognized amount and another reasonably possible amount.

Measurement uncertainty exists in the Province’s Consolidated Financial Statements in the accruals for such items as pension, retirement and other obligations, environmental remediation obligations, and federal and provincial source revenues. The nature of the uncertainty in the accruals for pension, retirement, and other obligations arise because actual results may differ significantly from the Province’s various assumptions about plan members and economic conditions in the marketplace. Uncertainty exists for environmental remediation obligations because the actual extent of remediation activities required may differ significantly based on the actual extent of site contamination and the chosen remediation process. Uncertainty related to sales and income taxes, petroleum royalties, Canada Health Transfer and Canada Social Transfer arises because of the possible differences between estimated and actual economic growth assumptions used in statistical models by the Province to accrue these revenues.

Additional accounting policies are set forth in the Notes to the Public Accounts filed as Exhibit (2) to the Province’s Form 18-K for the fiscal year ended March 31, 2015.

Accounting Changes to the 2014 Accounts

Accounting policy changes were made in fiscal year 2014-2015 resulting in restatements for fiscal year 2013-2014 as follows:

Capital District Health Authority (“CDHA”) Correction of Prior Period Error

Capital District Health Authority determined that in 2004 a building was erroneously capitalized with a service life of 10 years instead of 50 years. As a consequence, accumulated depreciation and depreciation expense for the years ended March 31, 2004 through 2014 were overstated. The service life of the asset together with the effects of accumulated depreciation were corrected retroactively by way of a prior period adjustment in 2014-2015. As a result, the opening accumulated deficits in 2013-2014 decreased by $17.9 million, amortization expense decreased by $2.0 million, and the provincial deficit decreased by $2.0 million. The 2014-2015 year impact was a decrease of $19.9 million to opening accumulated deficits and a corresponding increase in the net book value of tangible capital assets with no impact to net debt in the current or prior years.

Accounting Changes to the 2013 Accounts

Accounting policy changes were made in fiscal year 2013-2014 resulting in restatements for fiscal year 2012-2013 as follows:

Nova Scotia Teachers’ Pension Plan Deferred Gain Recognition

The gain realized upon transition of the Teachers’ Pension Plan (“TPP”) to joint trusteeship in 2006 should have been recognized immediately but was deferred and amortized over the expected average remaining service life (“EARSL”) of plan members. This was corrected retroactively during the 2013-2014 fiscal year, resulting in an increase of $1.1 million to pension valuation adjustment expense and a decrease of $12.5 million to the opening accumulated deficits and net debt for 2012-2013. The impact during 2013-2014 fiscal year was an increase of $1.1 million to the pension valuation adjustment expense and a decrease of $11.4 million to the opening accumulated deficits.

Accounting Changes to the 2012 Accounts

Accounting policy changes were made in fiscal year 2012-2013 resulting in restatements for fiscal year 2011-2012 as follows:

Accumulated Sick Leave Benefits

Actuarial valuations of sick leave provisions that accumulate but do not vest were completed for certain governmental units during 2013. These liabilities were recorded for the first time in the 2013 fiscal year with retroactive restatement of the comparative year. The 2011-2012 impact was an increase of $4.3 million in expenses and an increase of $50.8 million to opening accumulated deficits.

Non-Teaching Retiring Allowances – Regional School Boards

Actuarial valuations of retirement allowances for non-teaching staff at certain school boards were completed during 2013. These liabilities were recorded for the first time in the 2013 fiscal year with retroactive restatement of the comparative year. The 2011-2012 impact was an increase of $0.3 million in expenses and an increase of $4.6 million to opening accumulated deficits.

Conversion to Public Sector Accounting Standards – Government Not-For-Profit Organizations

Effective April 1, 2012, Government Not-For-Profit Organizations (“GNFPOs”) adopted public sector accounting standards (“PSAS”) on a retroactive basis with restatement of the prior year. Certain changes upon conversion resulted in adjustments to the Province’s accounts as follows:

i. Capital District Health Authority (“CDHA”)

CDHA identified and consolidated a government business enterprise (“GBE”) under its control, derecognized an unrealized gain on long-term investments, and recognized its internally restricted deferred capital grants as revenue. The 2011-2012 impact of the conversion was a decrease of $0.9 million to the Province’s investment in GBEs, a decrease of $0.7 million in net income from GBEs, a decrease of $1.5 million in both investments and investment income, a decrease of $12.3 million in deferred revenue, an increase of $8.1 million to other provincial revenue, and a decrease of $4.0 million to opening accumulated deficits. CDHA made other changes that did not impact the provincial deficit, net debt, and opening accumulated deficits for 2011-2012. Cash and short-term investments of $62.1 million were reclassified to investments. Recoveries that were previously netted against expenses were grossed up, resulting in an increase in other provincial revenue of $42.4 million with offsetting increases of $23.4 million in salaries and benefits and $19.0 million in operating expenses.

ii. Izaak Walton Killam Health Centre (“IWK”)

IWK identified certain grants and funding as externally restricted and recorded them as deferred capital and research revenue. The 2011-2012 impact of this change was a decrease of $7.9 million in other revenue and an increase of $9.3 million to opening accumulated deficits. IWK made another change that did not impact the provincial deficit, net debt, and opening accumulated deficits for 2011-2012. IWK derecognized funds held in trust on behalf of stakeholders, reducing cash and short-term investments and accounts payable both by $10.0 million.

iii. Nova Scotia Community College (“NSCC”)

Externally restricted assets and revenues were reclassified to deferred revenue, and employee future benefit plans were retroactively restated. The 2011-2012 impact of these changes was a decrease of $0.5 million in revenue, an increase of $0.8 million in salaries and benefits, an increase of $6.1 million in deferred revenue, a decrease of $3.4 million in pension, retirement and other obligations, and an increase of $1.4 million to opening accumulated deficits.

iv. South Shore District Health Authority (“SSDHA”)

Externally restricted capital funding was reclassified to deferred revenue. The 2011-2012 impact of this change was an increase of $2.6 million in deferred revenue, a decrease of $2.3 million in other provincial revenue, and an increase of $0.3 million to opening accumulated deficits.

Correction of Prior Period Errors

i. Two GBEs reported retroactive restatements. Nova Scotia Liquor Corporation retroactively corrected its liability for accumulating non-vesting sick leave relating to the previous year. The 2011-2012 impact of this correction was a decrease of $5.6 million to the Province’s investment in GBEs, a decrease of $0.2 million in net income from GBEs, and an increase of $5.4 million to opening accumulated deficits and net debt. Halifax-Dartmouth Bridge Commission retroactively restated its property, plant and equipment balance relating to the previous year. The 2011-2012 impact of this change was an increase of $0.4 million to the Province’s investment in GBEs, a decrease of $0.1 million in net income from GBEs, and a decrease of $0.5 million to opening accumulated deficits and net debt.

ii. Deferred capital grants revenue for a governmental unit should have been eliminated upon consolidation in the year received. This resulted in an increase of $61.5 million to the opening accumulated deficits and net debt in 2011-2012.

The Province adopted two new public sector accounting standards in 2012-2013 as follows:

PS 3410 – Government Transfers

The Province prospectively adopted this revised accounting standard effective April 1, 2012, which establishes how to account for and report government transfers to individuals, organizations, and other governments from both a transferring government and a recipient government perspective. As a result of adopting this revised standard, an additional $38.4 million in grant expenses were recorded for 2012-2013 with no impact to revenues.

PS 3510 – Tax Revenue

The Province retroactively adopted this new accounting standard effective April 1, 2012, whereby tax revenue is recognized at its gross amount, tax concessions are netted against tax revenue, and transfers through a tax system are recognized as expenses. As a result, both tax revenues and tax credits and rebates for 2012-2013 were increased by $56.7 million (2011-2012—$48.2 million) with no impact on the Provincial deficit, net debt, and accumulated deficits of either period.

Accounting Changes to the 2011 Accounts

Accounting policy changes were made in fiscal year 2011-2012 resulting in restatements for fiscal year 2010-2011 as follows:

Personal Income Tax and Harmonized Sales Tax Revenues

During the year, the fiscalization ratios (fiscalization refers to the weighting of calendar year data to convert to a fiscal year ending March 31st) for Personal Income Tax (“PIT”) and Harmonized Sales Tax (“HST”) were reviewed and adjusted to a 75/25 basis. This change was also applied to the comparative year 2010-2011.

This change increased the Provincial surplus by $17.7 million in fiscal year 2010-2011, and decreased the Net Debt and Accumulated Deficits by $174.7 million as of April 1, 2010.

GBE Conversion to IFRS

The Accounting Standards Board (“AcSB”) adopted International Financial Reporting Standards (“IFRS”) as Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable enterprises (“PAEs”) for fiscal years beginning on or after January 1, 2011. As such, the Province’s four GBEs were required to prepare their 2012 financial statements including comparative information for 2011 in compliance with IFRS.

Accumulated Sick Time Liability

Certain governmental units have union contracts that provide for sick leave provisions that accumulate but do not vest. Under Canadian Generally Accepted Accounting Principles for the public sector, governments must measure and record an obligation associated with the accumulated sick leave benefits that are anticipated to be used in future years. The Province has measured certain of these benefits and has recorded them as an obligation on a retroactive basis. The value of these benefits for certain other entities has not yet been determined and therefore not yet recorded in the Province’s Consolidated Financial Statements.

The financial information with respect to the Province set forth herein has been derived from several sources, including the Consolidated Financial Statements of the Province. Unless otherwise indicated, amounts shown in this document have been restated as described above.

Unless otherwise indicated, amounts referred to as “Estimate for the year ended March 31, 2016” have been taken from the Budget 2015-2016 tabled on April 9, 2015. The Budget, however, is not prepared on the same basis as the historical financial information. Revenues and expenses in the Estimates reflect only those of the General Revenue Fund. The Provincial surplus includes results of the General Revenue Fund, consolidation and accounting adjustments for Governmental Units, and net income for Government Business Enterprises.

Summary of Budget Transactions and Borrowing Requirements

SUMMARY OF OPERATIONS AND NET FUNDING REQUIREMENTS

OF THE CONSOLIDATED ENTITY

	Restated	Restated	Restated	Restated
	2011(1)	2012(2)	2013(3)	2014(4)	2015
	(in millions)
Revenues	$9,561.3	$9,390.9	$9,749.8	$9,708.9	$10,283.8
Program Expenses	8,467.3	9,156.3	9,486.3	9,850.9	9,883.1
Debt Servicing Costs	866.5	863.0	921.5	886.2	895.9

Total Expenses	9,333.8	10,019.3	10,407.8	10,737.1	10,778.9

Surplus/(Deficit) from Governmental Units	227.4	(628.4)	(658.0)	(1,028.1)	(495.1)
Net Income from Government Business
Enterprises	358.0	369.4	354.4	351.3	351.4

Provincial Surplus / (Deficit)(5)	585.4	(259.0)	(303.6)	(676.9)	(143.7)

Net Funding Requirements
Deficit/(Surplus)	(585.4)	259.0	303.6	676.9	143.7
Non-Cash Items (6)	328.9	(160.8)	(763.8)	(990.8)	(333.2)

Operating Requirements	(256.5)	98.1	(460.2)	(314.0)	(189.5)
Loan advances and Investing, net of repayments	343.9	153.1	68.0	122.5	240.3
Acquisition of Tangible Capital Assets	702.6	609.6	690.9	545.9	542.2
Sinking Fund Installments and Serial Retirements	88.1	37.6	44.1	(274.6)	40.8
Net Refinancing Transactions(7)	987.3	1,616.6	999.7	1,014.0	592.8

Net Funding Requirement	1,865.5	2,515.1	1,342.4	1,093.8	1,226.6

Financing of Net Funding Retirement
Change in Cash and Short-term Investments	(399.5)	424.0	(17.1)	129.0	39.9
Debt Issued	2,265.0	2,091.1	1,359.5	964.8	1,186.7

Total	$1,865.5	$2,515.1	$1,342.4	$1,093.8	$1,226.6

(1)	Restated to reflect Accounting Changes during 2011-2012. See “Government Finance – Accounting Changes to the 2011 Accounts”.
(2)	Restated to reflect Accounting Changes during 2012-2013. See “Government Finance – Accounting Changes to the 2012 Accounts”.
(3)	Restated to reflect Accounting Changes during 2013-2014. See “Government Finance – Accounting Changes to the 2013 Accounts”.
(4)	Restated to reflect Accounting Changes during 2014-2015. See “Government Finance – Accounting Changes to the 2014 Accounts”.
(5)	As of December 14, 2015, the Province is forecasting a deficit of $241.2 million for fiscal year 2015-2016.
(6)	Includes amortization of tangible capital assets, net proceeds on disposal of tangible capital assets, foreign exchange amortization, net income from Government Business Enterprises, changes in receivables, payables, and other non-cash items, and sinking fund earnings, which are retained in the Sinking Funds and Public Debt Management Fund, and are not available for general purposes, profit distribution from Government Business Enterprises and foreign currency swaps and adjustments. Also includes the draw-downs from sinking funds and the Public Debt Management Fund.
(7)	Net Refinancing Transactions consist of proceeds from Sinking Funds and Repayment of Debentures and Other Long-term obligations.

In the December 14, 2015 Forecast Update, the Province of Nova Scotia is forecasting a deficit of $241.2 million for 2015–2016, an increase from an estimated deficit of $97.6 million in the Budget Estimate. The variance is mainly the result of revenue growing slower than expected, and to a lesser degree negative changes to the Consolidation and Accounting Adjustments. Expenses were virtually unchanged from Budget.

Total Revenue, including ordinary recoveries of $537.5 million and net income from Government Business Enterprises of $372.4 million, for 2015-2016 is forecast to be $9.8 billion as per the December 14, 2015 forecast update. This is $135.0 million less than the 2015–2016 Budget Estimates. The reduction in forecasted total revenue is primarily due to a) declining PIT ($18.2 million); b) lower Corporate Income Tax (“CIT”) ($44.9 million); and c) a negative PYA ($86.1 million) due to lower CIT ($65.2 million) and additional estimated decommissioning cost from Offshore Royalties ($98.2 million), partly offset by a higher PIT ($70.4 million) and higher HST ($10.4 million). Partly offsetting reduced provincial sources and the negative PYA was increased revenues from the Provincial Lotteries and Casinos Corporation and the Liquor Corporation ($11.9 million and $6.5 million respectively) and to a lesser extent an increase in ordinary recoveries ($6.3 million.)

Total Departmental Expenses for 2015–2016 are forecast to be $8.9 billion as per the December 14, 2015 forecast update; $4.4 million higher than the 2015-2016 Budget Estimate. The departmental expenses increased primarily due to a) an increase of $14.4 million from the Department of Community Services mainly resulting from increased disability support, and child, youth and family support; and b) an increase of $3.7 million from the Department of Health and Wellness’ increased utilization in the Home Care program, Personal Health Records program, and Canadian Blood Services. Partly offsetting these increased expenses were the delayed implementation of several projects in the amount of $6.9 million from the Department of Municipal Affairs and lower Restructuring Costs in the amount of $13.1 million due to lower than anticipated funding requirements for corporate initiatives.

Revenue

The following table sets forth the revenue, by source, of the General Revenue Fund, as described in “Government Finance – Specific Accounting Policies” above, for fiscal years 2011 to 2015 inclusive and Budget Estimate for fiscal year 2016, each adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” and “Government Finance – Accounting Changes to the 2011 Accounts”, “Government Finance – Accounting Changes to the 2012 Accounts”, “Government Finance – Accounting Changes to the 2013 Accounts”, “Government Finance – Accounting Changes to the 2014 Accounts” and “Government Finance – Accounting Changes to the 2015 Accounts” above.

REVENUE BY SOURCE FOR GENERAL REVENUE FUND (1)(2)

	Restated 2011(3)	Restated 2012(4)	2013	2014	2015	Budget 2016
	(in millions)
Provincial Sources:
Personal Income Taxes	$1,960.5	$2,057.6	$2,142.5	$2,192.8	$2,349.7	$2,525.0
Corporate Income Taxes	408.7	416.7	429.5	425.9	474.0	493.2
Sales Taxes	1,487.1	1,598.2	1,648.7	1,660.1	1,702.4	1,761.3
Tobacco Taxes	211.9	208.6	206.3	217.2	206.3	217.8
Motive Fuel Taxes	255.4	250.2	243.4	246.8	248.3	262.3
Interest Revenues	73.5	82.0	76.3	77.1	83.7	79.0
Registry of Motor Vehicles	112.3	117.1	113.4	120.5	123.0	126.9
Offshore Royalties	172.7	118.0	22.7	20.7	30.0	19.4
Other Provincial Sources(5)	312.5	308.2	286.0	301.0	285.6	301.5
TCA Cost Shared Revenue	11.5	3.4	9.1	17.0	8.6	1.8
Prior Years’ Adjustments	219.3	(63.6)	57.7	(258.5)	110.2	—
Fees & Other Charges	70.1	70.8	68.7	60.0	62.2	63.2
Ordinary Recoveries(6)	304.6	293.9	304.0	347.6	340.7	317.3
Gain on Disposal of Crown Assets	—	2.1	15.4	4.6	4.8	—
Sinking Fund Earnings	102.2	106.8	111.1	111.5	103.9	99.5

Total Provincial Sources	5,702.3	5,570.1	5,734.8	5,544.3	6,133.3	6,268.1

Federal Sources:
Equalization	1,360.7	1,407.2	1,578.8	1,718.2	1,750.7	1,768.9
Canada Health Transfer	728.6	759.9	795.0	829.9	852.2	896.9
Canada Social Transfer	309.2	315.9	323.0	327.4	334.0	341.6
Crown Share	29.7	30.1	12.9	4.6	14.1	7.4
Offshore Accord	227.2	167.8	146.1	89.5	64.5	36.8
Other Federal Sources	103.9	22.9	18.3	15.3	3.6	2.3
TCA Cost Shared Revenue	95.0	39.0	24.5	22.5	22.0	32.0
Prior Years’ Adjustments	(1.7)	(0.4)	(0.8)	3.2	9.0	—
Ordinary Recoveries	302.7	307.0	247.4	262.1	204.0	214.0

Total Federal Sources	3,155.4	3,049.4	3,145.1	3,272.5	3,253.9	3,299.8

Total Revenue	$8,857.7	$8,619.4	$8,879.9	$8,816.9	$9,387.2	$9,567.9

(1)	Revenue by source is presented for the Province’s General Revenue Fund. This information does not include the revenues from other Governmental Units, Government Business Enterprises, and Government Partnership Arrangements. The revenues and expenses of these entities are included within statements prepared for the Consolidated Entity. (See “Government Finance – Summary of Budget Transactions and Borrowing Requirements”.)
(2)	The net revenues from the Nova Scotia Gaming Corporation and the Nova Scotia Liquor Corporation have been reclassified from Ordinary Revenue to Net Income from Government Business Enterprises. However, net income from GBE’s is not included in this table. The Casino Win Tax continues to be reported in the General Revenue Fund under ordinary revenue, other provincial sources.
(3)	Restated to reflect Accounting Changes during 2011-2012. See “Government Finance – Accounting Changes to the 2011 Accounts”.
(4)	Restated to reflect Accounting Changes during 2012-2013. See “Government Finance – Accounting Changes to the 2012 Accounts”
(5)	Due to minimal revenue collected, the 2015 Accounts reclassified, retrospectively to 2013-2014, the Offshore Licenses Forfeitures (“OLF”). These revenues are now incorporated into Other Provincial Sources for all comparative period, as OLF is under $1 million each year over the past 5 years.
(6)	The 2013-2014 figure for Ordinary Recoveries has been reclassified retrospectively to conform to the presentation format adopted in the current year. The $25.1 million increase in Ordinary Recoveries during fiscal year 2013-2014 period was previously recorded as an expense net of recoveries in the Department of Health and Wellness.

Provincial Sources

Provincial own-source revenues of the General Revenue Fund for fiscal year 2014-2015 totaled $6,133.3 million (representing 65.3% of the Province’s total revenues) and are estimated to be $6,268.1 million for fiscal year 2015-2016, representing 65.5% of the Province’s revenues. The largest of the Province’s own-source revenues, PIT, totaled $2,349.7 million in fiscal year 2014-2015 and are estimated to increase to $2,525.0 million for 2015-2016. The second largest own-source revenue, HST, totaled $1,702.4 million for 2014-2015 and is estimated to increase to $1,761.3 million for fiscal year 2015-2016. Corporate Income Taxes totaled $474.0 million in 2014-2015 and are estimated to increase to $493.2 million in 2015-2016.

The Federal Government collects a number of taxes on behalf of the Province, including personal and corporate income taxes, and the HST.

The Province has a tax on income system for personal income tax. The Provincial tax on income is calculated on federally defined taxable income, and consists of five income tax brackets. The rate for the first bracket, on taxable income up to $29,590, is 8.79%. The rates on the second (taxable income between $29,591 and $59,180) and third (taxable income between $59,181 and $93,000) brackets are 14.95% and 16.67% respectively. The fourth bracket for income above $93,000 is 17.5% and was revised to taxable income between $93,001 and $150,000 effective for the 2010 taxation year and beyond. A fifth bracket was added in 2010 with a rate of 21% on taxable income above $150,000. Prior to 2010 there was a surtax of 10% of provincial tax in excess of $10,000. The fifth tax bracket and the removal of the surtax were temporary measures until the Province returned to a balanced budget position, but the Province announced in the 2015-2016 Budget that the measures would remain in place for the 2015-2016 fiscal year.

The general corporate income tax rate is 16% of the corporate taxable income allocated to Nova Scotia under a federally-defined formula set out in regulations. A small business rate of 3.0% applies to the first $350,000 of active business income for Canadian Controlled Private Corporations that have capital of less than $10 million. The benefit of the small business rate is reduced for corporations with capital above $10 million and is completely phased out at $15 million. Effective January 1, 2011 the small business rate was reduced from 5.0% to 4.5%, effective January 1, 2012 the small business tax rate was reduced to 4.0%, effective January 1, 2013 the small business rate was reduced to 3.5%, and effective January 1, 2014 the small business tax was reduced to 3.0%. Also effective January 1, 2014 the threshold for the small business rate was reduced from $400,000 to $350,000. As of July 1, 2011 the Large Corporation Tax (“LCT”) was reduced to 0.05% from 0.10% as part of a multi-year plan to eliminate the capital tax on non-financial corporations. This tax applies to taxable paid up capital of corporations with capital in excess of $10 million; the tax was phased in for corporations with paid up capital between $5 million and $10 million. The Large Corporations Tax was phased out completely on July 1, 2012. The capital tax rate for financial institutions is 4%. Effective January 1, 2015, an annual cap of $12 million in capital tax payable has been established for financial institutions required to pay tax under the Corporation Capital Tax Act. The tax applies to capital employed in Nova Scotia by certain financial institutions. Also effective January 1, 2015 the Dividend Tax Credit rate for non-eligible dividends was reduced from 5.87 per cent to 3.5 per cent. The Dividend Tax Credit compensates individual shareholders for the fact that income is taxed at the corporation level and again at the personal level when dividends are distributed to shareholders. Non-eligible dividends are typically paid out by small businesses. Most Canadian jurisdictions set the non-eligible dividend tax credit rate to be equal to the small business corporate income tax rate to achieve integration between the personal and corporate income tax systems. The province’s small business tax rate is 3.0 per cent. The reduction in dividend tax credit will provide an estimated additional $30.3 million in revenues in 2015–2016.

On April 1, 1997, HST was implemented in Nova Scotia, replacing the province’s Health Services Tax (11%) and harmonizing the tax base with the Federal Goods and Services Tax (“GST”) of 7%, which was subsequently reduced by the Federal government to 6% on July 1, 2006 and 5% effective January 1, 2008. The HST is a combined Federal and Provincial tax and is collected by the Canada Revenue Agency. Revenues are shared with the Province. The provincial component of the HST was increased from 8% to 10% on July 1, 2010 for a combined rate of 15%. The rate increase contributed $225.0 million to 2011-2012 revenues, growing to approximately $320 million a year based upon a full-year implementation in 2012-2013.

The HST is a value-added tax levied on most goods and services purchased in Nova Scotia. Certain items such as basic groceries and exports are zero-rated, while others such as residential rents are exempt. Zero-rated supplies are taxable at a rate of zero percent, meaning there is no HST charged on the supply of these goods and services, but the HST registrant can claim an input tax credit. Exempt supplies are goods and services that are not subject to HST, and the registrant cannot claim an input tax credit on expenses related to making exempt goods and services. The Province provides consumer rebates on the provincial component of the HST for residential energy, printed books, first time homebuyers of new residential homes, children’s clothing, children’s footwear, children’s diapers, firefighting equipment, computers for visually and mentally challenged individuals and exterior renovations to heritage properties. Rebates are also available to municipalities, universities, schools, hospitals, charities and non-profit organizations.

Offshore petroleum royalties were $30.0 million in 2014-2015, and are estimated to be $19.4 million in 2015-2016. Royalties are estimated to decrease during 2015-2016, as the Sable Offshore Energy Project (“SOEP”) project nears its technical end date and production volumes from SOEP decline. In addition, an accrual has been made for estimated abandonment costs that interest holders in the SOEP may deduct from offshore royalties. While there are several factors contributing to the decline, it is primarily being driven by the accrual of abandonment costs estimated by SOEP interest holders.

Federal Sources

Federal sources are made up of three major transfers, Equalization ($1,750.7 million in 2014-2015), the Canada Health Transfer ((“CHT”), $852.2 million in 2014-2015) and the Canada Social Transfer ((“CST”), $334.0 million in 2014-2015). Equalization, CHT and CST are estimated to be $1,768.9 million, $896.9 million, and $341.6 million respectively, for the fiscal year 2015-2016.

Equalization. Equalization is an unconditional Federal Government transfer that is paid out of Federal Government revenues. First introduced in Canada in 1957, Equalization was subsequently entrenched in the Constitution Act, 1982. Until a new framework agreement in 2004-2005, Equalization was calculated by comparing the fiscal capacity of a province, based on 33 tax bases, to a representative standard. This standard was made up of five provinces: Quebec, Ontario, Saskatchewan, Manitoba and British Columbia. If a province’s fiscal capacity was below the per capita capacity of the standard, that province would receive Equalization entitlements. If the province’s fiscal capacity was above the per capita capacity of the standard, it would not receive Equalization entitlements.

The Equalization program has traditionally been renewed every five years, with the exception of the 1992 renewal that was for two years only. The 2004 renewal was never implemented because a transitional approach, referred to below as the “Interim Approach”, was agreed upon at a First Ministers’ Meeting in September 2004 to allow the Federal Government an opportunity to develop a new framework for the program. The above approach included increasing the total entitlement to Equalization receiving provinces by $1,148 million to a total of $10 billion in the 2004-2005-entitlement year. In addition, the total entitlement to the Equalization receiving provinces was established at $10.9 billion for 2005-2006, and was to increase by 3.5% per annum in each subsequent year. Equalization payments were based on 50% of a Province’s three-year average of entitlements and 50% of a Province’s three-year average of fiscal capacity.

The Offshore Offset Agreement (Offshore Accord) between the Federal Government and the Province of Nova Scotia was signed in February 2005. Essentially, the agreement was to protect Nova Scotia’s offshore natural resource revenues from clawbacks under the Equalization program by providing an offset payment for the difference between Equalization payments with Nova Scotia’s offshore natural resources included and Equalization payments with these resources excluded. This arrangement had an estimated value of $1.1 billion at production levels expected at the time of the agreement. On June 30, 2005, Nova Scotia received an $830 million advance cash payment from the Federal Government under the Offshore Accord. The Province accounted for the annual value of the offset payment on an accrual basis until the $830 million was fully realized as income. The Province recognized the $830 million of revenues under the Offshore Accord of $57.1 million in 2005-2006, $57.4 million in 2006-2007, $68.2 million in 2007-2008, $105.9 million in 2008-2009, $180.1 million in 2009-2010, $227.2 million in 2010-2011, and $134.1 million in 2011-2012. The Province qualifies for the second eight-year phase of the Offshore Accord which runs from 2012-2013 to 2019-2020; receiving $146.1 million in 2012-2013, $89.5 million in 2013-2014, $64.5 million in 2014-2015, and is estimated to receive $36.8 million in 2015-2016.

As a part of Federal Budget 2006, the Federal Government committed to resolving the issue of fiscal imbalance including a principle-based, formula-driven Equalization program. The Federal Budget documents indicated that the resolution to this issue would be guided by three reports including a Federal budget discussion paper on fiscal imbalance, the Council of the Federation Advisory Panel on Fiscal Imbalance and the Report of the Expert Panel on Equalization. The Federal Budget 2007 tabled on March 19, 2007 adopted the approach recommended by the Expert Panel on Equalization to resolve the fiscal imbalance. The new formula compares the fiscal capacity of a province to the average fiscal capacity of all provinces (a so-called “ten province” standard) using five tax bases and is calculated based on a three-year weighted moving average. The new formula was intended to make payments under the Equalization program more predictable.

A province that is below the national average fiscal capacity receives an Equalization payment while a province above the national average fiscal capacity does not. A fiscal capacity “cap” was introduced in 2007 to ensure that no Equalization-receiving province would have a post-Equalization fiscal capacity greater than the lowest fiscal capacity of the non-Equalization-receiving provinces.

The Federal Government in November 2008 announced that the annual expenditure growth in the Equalization program would be limited to the change in the three-year moving average of Canada’s nominal gross domestic product. Furthermore, the fiscal capacity cap will be set at the average post-Equalization fiscal capacity of the Equalization-receiving provinces when the population of Equalization-receiving provinces exceeds 50 per cent of the national population. If the population of Equalization-receiving provinces is less than 50 per cent of the national population the fiscal capacity cap reverts to the lowest fiscal capacity of the non-Equalization-receiving provinces.

Under the implementation of the Expert Panel on Equalization, Nova Scotia and Newfoundland and Labrador were also provided with an option to use the 2004 Renewal formula, which included the benefits of the Offshore Accord Agreements. The two provinces were permitted to elect to opt into the Expert Panel approach in any fiscal year. However, once the Expert Panel approach was selected, the 2004 Renewal formula would no longer be an option. Following several months of discussions, on October 10, 2007, the Province and the Federal Government agreed upon a “clarification” of the understanding that Nova Scotia is to be the principal beneficiary of its offshore natural resources. The clarification enables the Province to opt into the Expert Panel approach commencing in 2008-2009 and provides a “Cumulative Best-of Guarantee” to ensure that the Province will in the future be treated as favorably as under the formula in place when the Offshore Accord was signed in 2005 (now referred to as the Interim Approach) over the life of the Offshore Accord. If the cumulative total of Equalization payments and Offshore Offset payments under the Expert Panel approach is less than the cumulative total of Equalization payments and Offshore Offset payments calculated under the Interim Approach formula, the Federal Government will make a payment representing the difference to the Province.

The Province received $82.7 million in 2011-2012 Equalization related to a payment under the Cumulative Best-of Guarantee. This payment was the first year that the cumulative value of the Interim Approach exceeded the cumulative value of the Expert Panel approach. In subsequent years the Province received additional payments under the Cumulative Best-of Guarantee; $297.3 million in 2012-2013, $260.3 million in 2013-2014, and $131.2 million in 2014-2015. $79.3 million has been included in the 2015-2016 Equalization Estimates for the Cumulative Best-of Guarantee.

As part of the October 10, 2007 clarification, the Province and the Federal Government agreed to allow a joint independent panel to determine the value of the Crown Share Adjustment Payments due to the Province. This payment arose under Canada’s National Energy Program (“NEP”), enacted by the Government of Canada in 1980. That energy policy reserved to Canada a 25 per cent share interest with respect to oil and gas resource projects, referred to as the “Federal Crown Share”. In 1982, the Province agreed to set aside ownership claims regarding offshore resources in exchange for financial compensation. Nova Scotia, having entered into the 1982 “Canada-Nova Scotia Offshore Agreement” with Canada, would receive financial compensation in a 6.25 per cent and 12.5 per cent share of Canada’s interest in oil and gas field projects, respectively. This was referred to as Nova Scotia’s “Crown Share”. With the dismantling of the NEP in 1985 and subsequent repeal of Nova Scotia’s “Crown Share” interests, the “Canada–Nova Scotia Offshore Petroleum Resources Accord”, signed by Nova Scotia and the Federal Government in 1986, introduced the Crown Share Adjustment Payments (“CSAP”). This was to ensure that, “Nova

Scotia receive financial benefits equivalent to those it would have achieved had it exercised its Crown Share options”. With respect to CSAP, Part VIII of the 1988 Federal Government legislation implementing the 1986 Accord provided that Canada would pay to Nova Scotia an amount equal to at least 75 per cent of the “deemed profit” in respect of a project.

On July 13, 2008, the Federal Government accepted the recommendation of the independent panel on CSAP. The Federal Government paid the Province of Nova Scotia $234.4 million for past payments up to March 31, 2008, $95.1 million in 2008-2009, $79.4 million in 2009-2010, $29.7 million in 2010-2011, $30.1 million in 2011-2012, $12.9 million for 2012-2013, $4.6 million for 2013-2014 and $14.1 million for 2014-2015. The Province has estimated revenues from such payments of $7.4 million in 2015-2016. The estimate reflects the underlying profitability of offshore oil and gas projects and the addition of Deep Panuke offshore natural resource royalty revenues. There will be future payments under the Crown Share Adjustment Payment for SOEP, Deep Panuke and any other offshore development. The independent panel estimated the value of payments for SOEP and Deep Panuke to be approximately $870 million. These payments will not reduce Nova Scotia’s Equalization payments, including the application of the fiscal capacity cap, in any particular year.

In December 2009 the Federal Government announced that provinces would receive transitional protection, under a program called Total Transfer Protection (“TTP”), from any year-over year decline in transfer payments (Equalization, CHT, and CST) in 2010-2011. A total of $525 million was provided to the provinces in the form of a one-time transitional protection. Nova Scotia received $250.4 million in 2010-2011 as part of the protection package resulting from a $280.4 million decline in Equalization, combined with increases of $24.4 million in CHT and $5.6 million in CST. The payment was included as an Equalization payment for 2010-2011. The Federal Government committed to maintaining the TTP in 2011-2012, 2012-2013 and 2013-2014 and as a result the Province received a payment of $157.6 million in 2011-2012 and $13.5 million in 2012-2013, included in the Equalization estimate. No TTP payment was required in 2013-2014, and the measure was discontinued beginning with the 2014-2015 fiscal year.

Under the Expert Panel approach, Nova Scotia’s entitlement was $1,360.7 million in 2010-2011. In subsequent years, the Province has received total equalization payments under the Expert Panel approach plus the cumulative-best-of-guarantee and Total Transfer Protection Payment in the amounts of: $1,360.7 million in 2010-2011, $1,407.2 million in 2011-2012, $1,578.8 in 2012-2013, $1,718.2 in 2013-2014, $1,750.7 million in 2014-2015, and estimated to be $1,768.9 million in 2015-2016.

EQUALIZATION BY COMPONENT

	2011	2012	2013	2014	2015	Budget 2016
	(in millions)
Components:
Equalization – Expert Panel	$1,110.3	$1,167.0	$1,268.0	$1,457.9	$1,619.5	$1,689.6
Cumulative Best-of-Guarantee	—	82.7	297.3	260.3	131.2	79.3
Total Transfer Protection	250.4	157.6	13.5	—	—	—

Total Equalization Receipts	$1,360.7	$1,407.2	$1,578.8	$1,718.2	$1,750.7	$1,768.9

CHT and CST. The CHT and the CST are the Federal Government’s contribution to the Province in respect of its health care, post-secondary education, early childhood development and social service programs. The amount of Federal assistance does not bear a direct relationship to actual program costs.

In September 2004, the Provincial and Territorial governments reached an agreement with the Federal Government for additional Federal assistance with respect to provincial and territorial health care programs. Under this agreement, the Federal Government provided an additional $41.3 billion through 2013-2014. The national cash pool for CHT was set at $19.0 billion for fiscal year 2005-2006 with an annual escalator mechanism of 6.0% from 2006-2007 through 2013-2014. In the 2007 Federal Budget, the Federal Government announced an intention to move to an equal per capita cash funding mechanism when CHT legislation expired in 2013-2014. Prior to 2014-2015, the allocation of funding across provinces was based partially on a per capita calculation and partially on a complex tax points’ formula.

The 2007 Federal Budget provided an increase in funding to the CST program of $1.0 billion in 2007-2008 and legislated annual 3.0% increases in funding starting in 2009-2010. The amount of Federal assistance under the CST was not determined in relation to actual program cost; starting in fiscal year 2007-2008 it was allocated on an equal per capita cash basis.

The CHT and CST programs were renewed by the federal government in 2014-2015 for a 10-year period. For the first three years, the 6.0% annual escalator mechanism remains in place for the CHT. Commencing in 2017-2018, the annual escalator will be a moving average of the 3-year average growth rate of national nominal GDP, with a minimum growth rate of 3.0% per year. For the CST, the annual escalator remains at 3.0% for the next ten years.

In the 2007 Federal Budget three trusts were established for HPV Immunization ($300 million), Patient Wait Times Guarantee ($612 million), and an ecoTrust for Clean Air and Climate Change ($1.5 billion). Nova Scotia received $75.8 million from these trusts in total, with $4 million in revenue recognized in 2006-2007, $8.4 million in 2007-2008, $45.9 million in 2008-2009, $4.9 million in 2009-2010, $11.8 million in 2010-2011, and $0.7 million in 2011-2012.

Stabilization. The Federal Government provides to provinces a stabilization formula under the Federal-Provincial Fiscal Arrangements Act. This legislation provides for Federal grants and interest-free loans to a province if revenue from the province’s own-sources plus equalization falls below 95 per cent of the previous year’s level, excluding variations of natural resource revenue. The Federal-Provincial Fiscal Arrangements Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

Prior Year Adjustments. The Federal Government periodically refines and adjusts prior years’ estimates of Equalization, CHT, CST, HST and income tax payments. PYA from both Federal and Provincial sources were a positive $41.6 million in 2009-2010; a positive $217.6 million in 2010-2011; a negative $64 million in 2011-2012; a positive $56.8 million in 2012-2013, a negative $255.3 million in 2013-2014, and a positive $119.2 million in 2014-2015. A significant upward adjustment to estimates of abandonment costs on the SOEP and other price fluctuations altered the accrual of underlying cost causing a negative $145 million PYA during 2013-2014.

Program Expenditures / Expenses

The following table sets forth the expenses by department, interest on public debt, restructuring costs, and pension valuation adjustment of the General Revenue Fund for the fiscal years 2011, 2012, 2013, 2014 and 2015 and the Budget Estimate for the fiscal year ending March 31, 2016.

EXPENSES BY DEPARTMENT FOR GENERAL REVENUE FUND (1)

	Fiscal Year Ending March 31
	Restated	Restated	Restated	Restated		Budget
	2011(2)	2012(3)	2013(4)	2014(5)	2015	2016
	(in millions)
Department Expenses
Agriculture	$64.3	$63.7	$63.8	$61.7	$73.1	$61.5
Communities, Culture and Heritage	54.3	54.2	57.2	58.1	57.8	61.8
Community Services	958.4	975.6	941.8	889.7	920.0	915.4
Business	—	—	—	—	—	114.1
Economic and Rural Development & Tourism	106.8	107.7	171.9	133.5	163.5	—
Education and Early Childhood Development	1,130.1	1,131.1	1,110.6	1,169.0	1,222.4	1,244.6
Assistance to Universities	93.5	387.2	380.8	336.7	370.7	376.1
Energy	30.1	30.2	29.3	30.3	31.7	30.2
Environment	47.4	26.7	24.7	24.6	25.9	25.3
Finance	31.1	33.6	37.7	—	—	—
Finance and Treasury Board	—	—	—	13.0	12.7	14.4
Fisheries & Aquaculture	12.8	8.3	8.5	9.0	9.4	9.9
Health	3,696.0	3,757.9	3,857.5	3,938.5	4,076.9	4,137.7
Internal Services	—	—	—	124.6	154.4	180.3
Justice	285.2	295.5	311.6	305.9	322.2	327.6
Labor & Advanced Education	336.2	339.1	345.5	359.5	346.7	362.9
Municipal Affairs	—	—	—	180.7	150.5	167.5
Natural Resources	93.8	101.2	99.4	84.8	88.5	83.0
Public Service	150.4	165.8	160.5	224.4	226.9	200.9
Seniors	1.7	1.9	1.7	1.8	1.4	1.5
Service NS & Municipal Relations	297.9	260.0	269.6	—	—	—
Transportation & Infrastructure Renewal	404.4	408.9	419.3	395.3	421.9	419.3
Restructuring Costs(6)	78.7	86.9	173.5	148.7	138.7	175.9
Gain on disposal of assets	0.4	—	—	—	—	—

Total Department Expenses	7,873.7	8,235.4	8,464.8	8,489.9	8,815.5	8,910.0

Tax Credits and Rebates	48.9	116.5	127.1	102.0	134.0	151.0
Pension Valuation Adjustment	(24.7)	40.0	108.5	388.2	78.4	90.7
Debt Servicing Costs	848.2	842.8	897.4	857.3	874.1	872.6

Total Expenses	$8,746.1	$9,234.7	$9,597.8	$9,837.4	$9,901.9	$10,024.2

(1)	Expenses by department are presented for the General Revenue Fund. The cost of tangible capital assets are capitalized and amortized to Expenses over the useful life of the assets. This information does not include the expenses from other Governmental Units, Government Business Enterprises, or Government Partnership Arrangements. The revenue and expenses of the entities are included within statements prepared for the Consolidated Entity. See “Government Finance – Summary of Budget Transactions and Borrowing Requirements.”
(2)	Restated to reflect changes in accounting policies during fiscal year 2011-2012. See “Government Finance –Accounting Changes to the 2011 Accounts”
(3)	Restated to reflect changes in accounting policies during fiscal year 2012-2013. See “Government Finance –Accounting Changes to the 2012 Accounts”
(4)	Restated to reflect changes in accounting policies during fiscal year 2013-2014. See “Government Finance –Accounting Changes to the 2013 Accounts”
(5)	Restated to reflect changes in accounting policies during fiscal year 2014-2015. See “Government Finance –Accounting Changes to the 2014 Accounts”
(6)	Includes retroactive wage payments due to subsequent wage negotiations, provides for the current and prior years costs expended on corporate initiatives – costs that are not incurred at the discretion of a department, and would not normally be part of a department’s operations and/or may not be directly attributable to any one department.

Departmental expenses, consisting of program expenses and the amortization of tangible capital assets, were $8,815.5 million for fiscal year 2014-2015 and are estimated to be $8,910.0 million for fiscal year 2015-2016.

Health, Education, and Community Services

Health (including Health Protection & Promotion) and education (including Assistance to Universities) are the two largest areas of expense from the General Revenue Fund. These amounts totaled $4,076.9 million and $1,593.1 million, respectively, for the fiscal year ended March 31, 2015, and are estimated to be $4,137.7 million and $1,620.7 million, respectively, for the fiscal year 2015-2016. In 2011-2012, the university sector received only $93.5 million as the Province had pre-funded much of this expenditure in 2009-2010, and for the fiscal year 2011-2012 expenses for the university sector were $387.2 million, which expense level was more consistent with years prior to 2010-2011. The Province has discontinued its practice of pre-funding the university sector.

During fiscal year 2014-2015 certain expenses in the Department of Education and Early Childhood Development and the Department of Community Service have been reclassified to conform to the presentation format adopted in the current year causing a change in expenses in fiscal year 2013-2014. The resulting impact was increased expenses of approximately $52 million in the Department of Education and Early Childhood Development and a decrease of $52 million in the Department of Community Services.

In the field of health care, the Province administers a universal and comprehensive medical services and hospital care plan, a dental care program for residents less than 10 years of age, and provides pharmaceutical services for residents 65 years of age and over and Nova Scotians with no other health coverage. In the field of education, the Province makes grants to school boards and community colleges, and assists universities through operating grants.

Community Services include the provision of direct assistance to persons with disabilities and other disadvantaged individuals and families who require long-term assistance, residential care for persons with disabilities, short-term social assistance, and the provision of direct service to the public. Community Services expenses from the General Revenue Fund totaled $920.0 million for the fiscal year ending March 31, 2015, and are estimated to be $915.4 million for the fiscal year 2015-2016.

Business

The Department of Business was created effective April 1, 2015. Also effective April 1, 2015, the Department of Economic and Rural Development and Tourism has ceased to exist. The Department of Business has continued some functions of the former Department of Economic and Rural Development and Tourism while other functions were transferred to other departments or eliminated altogether. The Business department provides strategic direction and leadership to all Nova Scotia government departments, crown corporations and agencies to achieve alignment on strategy and operations for business and social enterprise growth. Tourism activities are mandated to Tourism Nova Scotia with the Department of Business assuming responsibility for the agency. The expense amount is estimated to be $114.1 million in fiscal year 2015-2016.

Resource and Industrial Development

The Province is engaged in a wide range of resource and industrial development activities, including direct assistance grants, development and maintenance of natural resources, and consulting services to industry (the Departments of Agriculture, Economic Development, Business, Fisheries & Aquaculture, and Natural Resources). Expenses from the General Revenue Fund in these areas totaled $334.5 million for the fiscal year ending March 31, 2015, and are estimated to be $268.5 million in fiscal year 2015-2016. The estimated decreased expenditures for fiscal 2015-2016 are due to lower anticipated extraordinary industry support. During 2014-2015 expenses increased over 2013-2014 primarily due to the Agri-Stability program expense of $11.0 million related to the mink industry, support of $11.5 million to the Yarmouth Ferry and $10.7 million previously approved Nova Scotia Jobs Fund commitments. The 2013-2014 expenses were lower than the prior year due primarily to the support provided by the Province to the forestry industry, with these expenses being incurred by the Department of Economic and Rural Development and Tourism and the Department of Natural Resources during 2012-2013. This support included funding provided to continue to keep a paper mill in a “hot idle” state until sold (the sale was completed in September 2012). Other decreases in fiscal year 2013-2014 relate to a decrease in the Nova Scotia Jobs Fund provision for losses on loans. The Province also provides loans directly and through agencies to assist the primary, manufacturing, and services industries.

Internal Services

The Department of Internal Services was created effective April 1, 2014. Internal Services had taken over certain programs and services previously performed by the following departments: Communities, Culture and Heritage; Economic and Rural Development and Tourism; Finance and Treasury Board; Justice; Public Service (Chief Information Office and Communications Nova Scotia); and Transportation and Infrastructure Renewal. The expense amount was $154.4 million in fiscal year 2014-2015, an increase of $29.8 million over 2013-2014 primarily due to accruals for environmental remediation projects. The expense is estimated to increase to $180.3 million in fiscal year 2015-2016 due to increased expenditures in the Information, Communication and Technology Shared Services.

Public Service

The Province provides a number of essential services, statutory or other, which are necessary for the efficient and/or effective operation of government. There are also programs and activities that provide a benefit to the whole of government but cannot be specifically identified with any other function. Effective October 22, 2013, the Treasury Board Office, formerly associated with the Public Service Offices, was integrated with the Department of Finance, now called Department of Finance and Treasury Board. Also, beginning April 1, 2014 Public Service was reorganized to exclude the Chief Information Office and now includes the Office of Immigration and Service Nova Scotia. The former had been transferred to a new department called Internal Services, while the latter had been transferred from the Department of Labor and Advanced Education and the Department of Service Nova Scotia and Municipal Relations, respectively. Expenses from the General Revenue Fund under Public Service totaled $226.9 million in the fiscal year ending March 31, 2015 and are estimated to decrease to $200.9 million in fiscal year 2015-2016. The estimated decrease is due primarily to a reduction in staff and operating cost in Service Nova Scotia. During fiscal year 2014-2015 certain expenses across departments have been reclassified to conform to the presentation format adopted in the current year causing expenses for Public Service during fiscal year 2013-2014 to increase from $157.5 million to $224.4 million. Expenses increased $94 million resulting from the Office of Nova Scotia, formerly a division of the Department of Service NS and Municipal Relation (“SNSMR”), transferring to Public Service. The increase was partly offset by a $29 million decrease from the Chief Information Office moving out of Public Services and moving into Internal Services.

Justice

The Province is engaged in activities for the provision of protection of a legal nature to persons and property; public services of a general nature, which lead to a higher degree of personal safety; and the protection of the environment. Expenses from the General Revenue Fund for Justice were $322.2 million in the fiscal year ending March 31, 2015 and are estimated to be $327.6 million in fiscal year 2015-2016.

Transportation and Infrastructure Renewal

The Province is engaged in a wide range of activities to facilitate the effective and efficient movement of persons and property and general communications between people, with the associated dispersal of knowledge. Transportation and Infrastructure Renewal expenses from the General Revenue Fund are estimated to decrease from $421.9 million in the fiscal year ending March 31, 2015 to $419.3 million in fiscal year 2015-2016. During fiscal year 2014-2015 certain expenses across departments have been reclassified to conform to the presentation format adopted in the current year causing expenses for Transportation and Infrastructure Renewal during fiscal year 2013-2014 to decrease from $457.3 million to $395.3 million. This decrease led to a corresponding increase in the Department of Internal Services.

Municipal Affairs

The Department of Municipal Affairs was created effective April 1, 2014. Municipal Affairs consists of programs and services transferred from various other departments. These programs and services include Municipal Services (formerly held in the Department of Service Nova Scotia and Municipal Relations); the Office of the Fire Marshal (formerly held in the Department of Labor and Advance Education); and the Emergency Management Office (formerly held in the Department of Justice). Expenses in fiscal year ending March 31, 2015 were $150.5 million and estimated to increase to $167.5 million in fiscal year 2015-2016. Expenses in this department are primarily due to municipal grants and programs made by the Province, in part, from monies received from the Federal government through Federal Gas Tax Building Canada Fund.

Service Nova Scotia & Municipal Relations

The Province supports municipalities through provision of advice and assistance, and administration of a variety of grant programs. Expenses for the year ending March 31, 2014 were $265.7 million. Beginning April 1, 2014, Service Nova Scotia & Municipal Relations has been reorganized into the Department of Municipal Affairs and into Public Service Office: Service Nova Scotia.

Pension Valuation Adjustment

The Pension Valuation Adjustment (“PVA”) represents the accounting adjustment necessary to reflect the Province’s liability for employee retirement benefits. On April 1, 2013 responsibility for the Public Service Superannuation Plan (PSSP) transferred to a joint trustee representing both employees and employers. The Province reflected this change in the original 2013–2014 Budget Estimates by amortizing the impact over several years. The accounting adjustment required immediate recognition of the impact to joint trusteeship, resulting in the recognition of $318.3 million of net losses in 2013–2014. With an adjustment for the accounting treatment on related plans and charges, the resulting increase in the PVA was $280.3 million in 2013-2014. This represents a non-cash accounting charge. There was no impact to the funded position or benefits with the PSSP with this change.

Loans and Investments

Under the authority of various Provincial statutes, the Province provides loans to, and makes investments in, its own corporations and agencies, and other entities. The loans and investments relate to programs for the promotion of resource and industrial development, the provision of low-cost and senior-citizen housing and the provision of funding for various Crown agencies and municipalities. Loans are repayable, and assets of Government-owned or other entities support investments.

The following table sets forth the balances of loans and investments of the Province for the Consolidated Entity, net of allowances for un-collectable amounts adopting the accounting policies described in “Government Finance – Specific Accounting Policies” above.

LOANS AND INVESTMENTS FOR CONSOLIDATED ENTITY

	As at March 31, 2015
	(in millions)
	Gross	Provisions	Net
Loans of the General Revenue Fund
Nova Scotia Farm Loan Board	$181.0	$9.9	$171.1
Student Loans, direct lending	216.2	112.7	103.5
Fisheries Loan Board	111.5	2.9	108.7
Halifax Dartmouth Bridge Commission	160.0	0.0	160.0
Nova Scotia Business Incorporated	60.4	26.6	33.8
Housing Nova Scotia(1)	595.0	3.9	591.1
Nova Scotia Innovation Corporation	6.9	3.8	3.1
Nova Scotia Jobs Fund	502.9	158.1	344.8
Market Development Initiative Fund	2.2	—	2.2
Nova Scotia Municipal Finance Corporation	809.1	—	809.1
Nova Scotia Strategic Opportunities Fund Inc	45.1	—	45.1
Miscellaneous	0.8	0.6	0.2

	$2,691.2	$318.4	$2,372.8

Investments of the General Revenue Fund
Art Gallery of Nova Scotia	2.8	—	2.8
Capital District Health Authority	59.9	—	59.9
Gambling Awareness Foundation	3.7	—	3.7
Nova Scotia Business Incorporated	49.6	35.6	14.0
Nova Scotia Community College	7.3	—	7.3
Nova Scotia Innovation Corporation	33.5	11.9	21.6
Nova Scotia Jobs Fund	30.7	27.7	3.0
Nova Scotia School Insurance Program	9.2	—	9.2
Perennia Food and Agriculture Inc	1.0	—	1.0
Public Archives of Nova Scotia	1.0	—	1.0

	$198.8	$75.3	$123.5

Total Loan and Investments	$2,890.0	$393.7	$2.496.3

(1)	Formerly the Nova Scotia Housing Development Fund

Agriculture and Rural Credit Act

The Nova Scotia Farm Loan Board (“Farm Loan Board”), a Provincial agency, provides loans to individuals, partnerships, and corporations engaged in the farming industry. Loans are provided for the acquisition of real estate or the improvement of existing facilities, and generally are secured by agreements of sale between the borrower and the Farm Loan Board. The Farm Loan Board establishes the interest rate on loans issued. This rate, which must be approved by the Minister of Agriculture and Fisheries, is based on the average quarterly commercial loan rates for the relevant term obtained from three or more financial institutions, adjusted by business risk and policy factors, with a minimum rate of interest equal to the all-in Province of Nova Scotia cost of borrowing plus 50 basis points.

Finance Act - Student Loans

The Finance Act provides the authority for the Minister of Finance & Treasury Board, subject to the regulations, to make loans to students enrolled in educational programs designated in the manner provided for in the regulations. These student loans are for post-secondary education, and were previously provided by a Canadian Chartered Bank and guaranteed by the Province.

Fisheries and Coastal Resources Act

The Fisheries Loan Board, a Provincial agency, provides loans for the construction or purchase of vessels, machinery, and other fishing equipment. Loans are made to individuals, partnerships, and corporations and are secured by first marine mortgages. Fisheries loans bear interest at prevailing market rates repayable on a seasonal repayment schedule.

Halifax-Dartmouth Bridge Commission Act

The Halifax-Dartmouth Bridge Commission (“HDBC”), operating as Halifax Harbour Bridges, was created in 1950 by a special statute of the Province of Nova Scotia (now the Halifax-Dartmouth Bridge Commission Act). The purpose of HDBC is to construct, maintain, and operate bridges and their necessary approaches across the Halifax Harbour, between the communities of Halifax and Dartmouth, and across the North West Arm. Beginning in the spring of 2015, HDBC embarked on a significant and necessary project known as “The Big Lift”. This involves replacing the road deck, floor beams, stiffening trusses, and suspender ropes on the suspended spans of the Angus L. Macdonald Bridge. When the project is complete, a significant amount of the bridge infrastructure will be new. This will help to extend the life of the bridge and reduce future maintenance.

Nova Scotia Business Incorporated Act

The Nova Scotia Business Incorporated Act created Nova Scotia Business Incorporated (“NSBI”), a body corporate whose purpose is to make arms-length decisions respecting the provision of financial assistance within Nova Scotia for economic development. The Province funds NSBI’s activities.

Housing Act

The Housing Act enables Housing Nova Scotia, incorporated under the Housing Nova Scotia Act, to provide subsidized mortgage loans for home ownership, and low-interest loans for home repair or rehabilitation to low-to-moderate income households in Nova Scotia. Housing Nova Scotia and the Department of Community Services administer the capital housing programs, some of which are cost-shared with Canada Mortgage and Housing Corporation and municipalities. The Housing Act also enables Housing Nova Scotia to provide loan guarantees for housing projects, construct lease-purchase housing and public housing, and to develop and service land.

Innovation Corporation Act

The Province, through the Innovation Corporation Act of 1995, created the Nova Scotia Innovation Corporation to provide early stage venture capital and business advisory services targeting industries in the information technology, clean technology and life sciences sectors.

Jobs Fund Act

The Province provides financial assistance to establish, assist, develop, or expand industries in Nova Scotia. Assistance can be in the form of loans, guarantees, and other financial information. On May 1, 2014, Nova Scotia Jobs Fund was closed to new investments or increases to existing authorities on present investments.

Municipal Finance Act

The Province, through the Nova Scotia Municipal Finance Corporation (“MFC”), provides loans to municipalities for approved capital purposes, which can be roads, sidewalks, public works fleets, recreation facilities, water and sewer systems, and municipal buildings. Loans are secured by municipal debentures. The MFC obtains its funding through the sale of debentures to the Province and to the Federal Government. The debentures issued by the MFC to the Province are guaranteed by the Province.

Strategic Opportunity Fund Incorporated

The Strategic Opportunity Fund Incorporated (“SOFI”) was established as a Crown Corporation in 2007 to undertake economic development initiatives for Nova Scotia. SOFI received monthly allocations of funds, less administration fees, from the Government of Canada. The funds were loaned to SOFI for 5 years on an interest free basis and are repaid at maturity. During 2014, the Federal government discontinued this program. Going forward SOFI will no longer receive funds to undertake economic development initiatives in Nova Scotia and will gradually terminate the fund over the following 5 years according to its monthly repayment schedule to the Federal government.

Invest Nova Scotia Board Act

The Province provides financial assistance through the Invest Nova Scotia Fund to foster an economic environment to achieve sustained economic development and growth, with economic development incentives that have broad benefits across sectors, innovation systems or regions. Decisions with regard to the Fund are made by a board of directors independent of government. The Invest Nova Scotia Fund received royal assent on May 1, 2014 with regulation effective September 25, 2015. $40 million has been authorized as a limit and $10 million has been budgeted for 2015-2016.

Venture Corporations Act

The Province has provided a source of equity capital to registered venture corporations to encourage the development of small business in Nova Scotia. Venture corporations in turn provide assistance in the development of small enterprises by providing equity capital, business and managerial expertise. Outstanding assistance is currently managed under this Act, but no new funding is being provided under this program.

Finance Act

The Governor-in-Council may authorize the Minister of Finance & Treasury Board to lend money to a Government Business Enterprise or a Governmental Unit.

PROVINCIAL DEBT

Funded Debt

The following table sets forth the funded debt of the Province for the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, outstanding at March 31 in each of the five fiscal years ended March 31, 2011 through to March 31, 2015, each as audited under the Province’s accounting policies in effect at the time. Figures have not been restated for accounting changes, and as a result may not be directly comparable.

FUNDED DEBT FOR THE GENERAL REVENUE FUND(1)

	2011	2012	2013	2014(2)	2015
	(millions $)
General Revenue Fund Funded Debt:
Payable in Canadian Dollars
Canadian Pension Plan Fund (3)(4)	$1,079.4	$1,079.4	$1,079.4	$1,079.4	$1,079.4
Other	13,231.5	13,616.9	14,005.6	14,007.4	14,557.4
	14,310.9	14,696.3	15,084.9	15,086.7	15,636.7

Other Long-term Indebtedness (5)	300.6	286.8	265.0	236.6	288.8

Total General Revenue Fund Funded Debt	$14,611.5	$14,983.1	$15,350.0	$15,323.4	$15,925.5

Less: Sinking Funds and Public Debt Management Funds (4)(6)	2,394.6	2,539.0	2,694.2	2,531.1	2,675.8

Net Funded Debt (7)	$12,216.9	$12,444.2	$12,655.8	$12,792.3	$13,249.7

Per Capita ($) (8)	$12,968.1	$13,175.8	$13,394.7	$13,565.6	$14,059.7
As a Percentage of:
Household Income (8)	35.4%	34.9%	34.5%	33.8%	34.0%
Gross Domestic Product at Market Prices (8)	33.2%	33.1%	33.4%	33.2%	33.9%

(1)	As of December 14, 2015, there were debt retirements of $771.75 million, and debt issuances of $880 million in 2015-2016.
(2)	During fiscal year 2014-2015, a correction resulted in a reclassification to the 2014 Accounts increasing Other General Revenue Fund Funded debt by $14.5 million and decreasing Other Long-term Indebtedness by the same amount. The reclassification had no impact on Net funded Debt
(3)	Debentures held by the Canada Pension Plan Fund are payable 20 to 30 years after their respective dates of issue, are not negotiable, are not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, if deemed necessary to meet the requirements of the Canada Pension Plan.
(4)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of the currency-swap contracts.
(5)	Other long-term indebtedness includes capital leases, for the General Revenue Fund, in the amounts of $298.1 million, $273.9 million, $249.1 million, $223.3 million and $195.1 million for the fiscal years ended, 2011, 2012, 2013, 2014 and 2015 respectively.
(6)	At March 31, 2015, the Public Debt Management Fund held $165.2 million that is available to repay or retire debentures of the Province at the discretion of the Governor-in-Council.
(7)	Funded debt does not include any unfunded pension liabilities or other retirement benefits of the Province.
(8)	Population at July 1 for the previous calendar year. Household Income (Personal Income has been replaced with Household Income by Statistics Canada, the concepts are similar) and Gross Domestic Product at Market Prices for the previous calendar year.

In addition to the debt of the General Revenue Fund, there is funded debt with other entities that comprise part of the Consolidated Entity. The major entities not included in the General Revenue Fund are Nova Scotia Power Finance Inc., the Housing Nova Scotia, and the Nova Scotia Municipal Finance Corporation. As at March 31, 2015, total funded debt of the Consolidated Entity was $16,840.5 million.

Derivative Financial Instruments

The Province is party to financial instruments with off-balance sheet risk, either to hedge against the risks associated with fluctuations in foreign exchange rates or to manage risks associated with interest rate fluctuations. Foreign currency contracts are used to convert the liability for foreign currency borrowing and associated costs into Canadian. Interest rate contracts are used to vary the amounts and period for which interest rates on financial instruments are fixed or floating. The Province uses interest rate swap contracts to convert certain interest payments from fixed to floating.

The Department of Finance and Treasury Board credit policy states that it executes derivative transactions only with counterparties that have a minimum credit rating of “A-”.

As at March 31, 2015, the Province had outstanding 37 interest rate swap contracts to convert certain interest payments from a fixed to floating, from floating to fixed, or fixed to fixed basis. These swaps have terms remaining of 101 days to 14.6 years, a notional principal value of $1.5 billion and a mark-to-market value of ($8.7) million. (Mark to Market is an indication of the swap’s market value at a certain date. This represents the estimated realizable gain (loss), and is equivalent to the present value of future savings (losses) based on market conditions as at March 31, 2015.)

The Province has also executed numerous foreign currency swap contracts to convert foreign currency denominated debt into Canadian dollar denominated debt. The mark-to-market of these swap contracts as follows:

Termination Date	Original Currency	Original Principal	Current Currency	Current Principal	Mark to Market
		(thousands)		(thousands Canadian $)	(millions Canadian$)
SWAPS:
April 16, 2019	UK£	60,000	CDN$	114,387	(2.2)
July 21, 2015	US$	750,000	CDN$	771,750	184.6
March 15, 2016	US$	150,000	CDN$	205,725	(11.3)
January 26, 2017	US$	500,000	CDN$	562,470	112.4
February 1, 2019	US$	200,000	CDN$	198,000	60.4
July 1, 2019	US$	200,000	CDN$	199,900	52.0
November 15, 2019	US$	244,000	CDN$	246,318	64.1
March 1, 2020	US$	300,000	CDN$	409,200	(37.4)
May 1, 2021	US$	300,000	CDN$	312,002	75.7
April 1, 2022	US$	300,000	CDN$	379,517	2.2
July 30, 2022	US$	300,000	CDN$	329,310	48.1

Total				$3,728,579	$548.7

Debt Maturities and Sinking Funds

The following table sets forth the maturities of total funded debt and related sinking fund balances, at March 31, 2015, from the General Revenue Fund as described in “Government Finance – Specific Accounting Policies” above, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above. At March 31, 2015, all debt denominated in currencies other than Canadian dollars had been swapped to Canadian dollars.

SCHEDULE OF DEBT MATURITIES AND RELATED SINKING FUND BALANCES (1)

FOR THE GENERAL REVENUE FUND

Period Ending	Total Debt in
March 31	Canadian
	Dollars (2)	Sinking Funds (3)
	(in millions)
Public Debt Management Fund		$165.2
Sinking Fund General		691.0
2016	$1,101.2	196.9
2017	994.8	—
2018	459.7	—
2019	1,259.1	156.3
2020	1,970.8	695.0
2021	98.8	—

2016-2021	5,884.5	1,048.2

2022-2025	3,049.8	771.4
2026-2030	850.0	—
2031-2035	1,041.8	—
2036-2040	1,151.5	—
2041-2045	2,459.2	—
2046-2065	1,488.8	—

	$15,925.5	$2,675.8

(1)	This includes debt of public schools, courthouses, and certain capital lease obligations.
(2)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2015.
(3)	In addition to these Sinking Funds, there are funds available for debt retirement in the Public Debt Management Fund that is comprised of $165.2 million in assets at March 31, 2015. During the fiscal year 2014-2015, a $29.8 million contribution was made to Sinking Funds, and total earnings to both the Sinking Fund and Public Debt Management Fund were $103.9 million. There were no redemptions from either the restricted or discretionary sinking fund.

Until March 31, 2003, the Province provided sinking fund installments for all of its term debt issues except Canada Pension Plan (“CPP”) and Medium Term Notes (“MTN”) issues. As of March 31, 2003, sinking funds held for public issues without a sinking fund bond covenant, as well as CPP and MTN issues, have been moved to the “Sinking Fund General”, and are available at the discretion of the Minister of Finance and Treasury Board to retire maturing debt issues. The Province continues to make sinking fund installments for those debentures that contain sinking fund bond covenants. On those issues, annual sinking fund installments generally range from one to three per cent of the original issue, but may vary slightly from year to year, based on actual and anticipated rates of return on sinking fund assets. Sinking fund payments relating to debentures payable in foreign currency are adjusted each year, as necessary, to reflect exchange rate movements since the date of issuance of the debentures. Sinking funds are treated as restricted assets and are used solely for debt retirement.

Sinking fund assets are recorded at cost, which includes premiums and discounts associated with the purchase of these investments. These premiums and discounts are amortized on a straight-line basis over the term of the related investment. The unamortized portion of the premiums and discounts are included as part of the value of sinking funds. As of March 31, 2015, the net unamortized premium was $46.3 million.

Annual cash contributions into the sinking fund and Public Debt Management Fund are invested in approved securities. Assets consist primarily of debentures of the provinces and Government of Canada with floating and fixed interest rates. Regarding the latter, the fixed interest rates on funds held at March 31, 2015, ranged from 2.1% to 9.6%, for Canadian funds, and from 8.25% to 9.50%, for U.S. funds. Earnings on investments are retained and reinvested in each of the sinking funds and Public Debt Management Fund. Sinking funds for debentures payable in U.S. currency are maintained in both Canadian and U.S. dollars. Debentures payable in foreign currencies, accrued interest thereon, and related sinking funds invested in foreign currencies are reflected in the accounts of the Province at the rate associated with the swap contract.

As at March 31, 2015, the General Revenue Fund held financial assets in the sinking funds and Public Debt Management Fund totaling $2,675.8 million. Total market value of both funds was $3,028.1 million at March 31, 2015.

At March 31, 2015, the Province held $559.2 million in carrying value of its own debentures (carrying value of $559.2 million at March 31, 2014) in sinking funds and Public Debt Management Fund as investments. Of the $2,675.8 million the Province held in financial assets for debt retirement at March 31, 2015, $165.2 million is held in the Public Debt Management Fund, $691.0 million in the Sinking Fund General, and $1,819.6 million in restricted sinking funds.

The following table sets forth the sinking funds, by currency, of funded debt of the Province for the General Revenue Fund (as described in “Government Finance – Specific Accounting Policies” above) at March 31, 2015, adopting the accounting policies, other than consolidation of government entities, described in “Government Finance – Specific Accounting Policies” above.

PROVINCIAL RESTRICTED SINKING FUNDS FOR THE GENERAL REVENUE FUND

As at March 31, 2015
(in millions)
For Issues Payable in:
Canadian Dollars	$123.6
United States Dollars(1)	1,696.0

$1,819.6

(1)	Canadian dollar-equivalent at rates of exchange in effect on swap contracts at March 31, 2015.

Based on rates of return on investments held in the sinking funds and the schedule of maturities for debt outstanding at March 31, 2015, the Province estimates debt refinancing requirements (net principal repayments, capital lease payments and sinking fund contributions) for the Consolidated Entity to be $1,069.8 million for the fiscal year 2015-2016, $1,100.0 million for the fiscal year 2016-2017, $507.2 million for the fiscal year 2017-2018, $1,301.0 million for the fiscal year 2018-2019, and $2,002.6 million for the fiscal year 2019-2020.

Current Liabilities

The following table sets forth the amount of short-term debt of the Consolidated Entity (as described in “Government Finance – Specific Accounting Policies” above) for the fiscal years 2011, 2012, 2013, 2014 and 2015, adopting the accounting policies as described in “Government Finance – Specific Accounting Policies” above.

SHORT-TERM DEBT FOR THE CONSOLIDATED ENTITY

	Fiscal years Ended March 31
	Restated 2011(1)	Restated 2012(2)	Restated 2013(3)	2014	2015
	(Millions $)
Bank Advances and Short-term Borrowings	$536.9	$405.2	$550.4	$539.6	$549.9
Accounts Payable & Accrued Liabilities	1,740.3	1,673.6	1,796.1	2,030.1	1,931.6
Accrued Interest	208.5	216.6	221.6	209.7	215.8

	$2,485.7	$2,295.4	$2,568.1	$2,779.4	$2,697.3

(1)	Restated to reflect changes in accounting policies during fiscal year 2011-2012. See “Government Finance –Accounting Changes to the 2011 Accounts”
(2)	Restated to reflect changes in accounting policies during fiscal year 2012-2013. See “Government Finance –Accounting Changes to the 2012 Accounts”.
(3)	Restated to reflect changes in accounting policies during fiscal year 2013-2014. See “Government Finance –Accounting Changes to the 2013 Accounts”

Offsetting the above current liabilities, current assets (cash and short-term investments, accounts receivable, and loans receivable) for the Consolidated Entity at March 31, 2015 totaled $3,755.5 million.

Guaranteed Debt

The Province provides the guarantee of repayment on certain payment obligations to third parties. The majority of guarantees are related to social housing, economic development initiatives and student loans. The following table sets forth the guaranteed debt of the Consolidated Entity for the fiscal years 2011, 2012, 2013, 2014 and 2015. All guaranteed debt is denominated in Canadian dollars.

GUARANTEED DEBT FOR CONSOLIDATED ENTITY(1)(2)

	Fiscal years Ended March 31
	2011	2012	2013	2014	2015
	(Millions $)
Total Guaranteed Debt	$171.9	$152.1	$143.3	$138.6	$124.0

Deduct:
Provision for Guarantee Payout	21.5	23.1	24.1	15.9	11.9

Net Guarantees not Reflected in Statements	$150.4	$129.0	$119.2	$122.7	$112.1

(1)	Does not include MFC debt that is guaranteed by the Province that is also owned by the Province, which is eliminated upon consolidation.
(2)	All guaranteed debt is payable in Canadian dollars.

The table for guaranteed debt for the Consolidated Entity does not include the $730.5 million of gross debt, as at March 31, 2015, of the Nova Scotia Power Finance Corporation debt guaranteed by the Province of Nova Scotia, which has been fully defeased.

Pension Funds

The Province evaluates its pension funds using two methods. The first method, as prescribed by the CPA of Canada, measures a plan sponsor’s potential liability, with rates of return based on management’s best estimate (and gains and losses amortized over time). The financial statements of the Province’s pension plans calculated on this basis are provided in Note 7 to the Public Accounts included as Exhibit (2) to this Form 18-K. The second method, used for the purpose of determining the funded status of the plan on a going-concern basis, as well as the total current service cost and contributions to the plan for the upcoming year, uses a rate of return based on management’s best estimate less a margin for conservatism. The tables and discussions included in the following section are shown using the latter funding basis of calculation.

Public Service Superannuation Fund

The Public Service Superannuation Plan (“PSSP”) is governed by its own pension legislation, the Public Service Superannuation Act, which was extensively updated in April 2012. The PSSP transitioned to a joint governance structure on April 1, 2013. Prior to that date the Minister of Finance & Treasury Board was sole trustee. The trustee of the Public Service Superannuation Plan is the Public Service Superannuation Plan Trustee Inc (“PSSPTI”). At the direction of, and under the oversight of the trustee, the Nova Scotia Pension Services Corporation administers the PSSP.

Due to the 2012 legislative changes, the Province no longer has legal liability for the PSSP as of April 1, 2013, and therefore no longer carries an asset or liability associated with the PSSP on its financial statements. The Province’s pension expenses for the PSSP are now limited to contributions paid to the PSSP as an employer, which are equal to the employee contributions. The contribution rate is set by PSSPTI pursuant to the funding policy and is set for a five year cycle. Beginning in 2015, PSSPTI will review the funded health of the plan and implement any required changes as prescribed by the funding policy. The Province’s employer contributions to the PSSP from the General Revenue Fund in 2014-2015 were $84.6 million.

Given the Province no longer has legal liability for the PSSP as of April 1, 2013, the following table regarding the Superannuation Fund is provided for historical continuity purposes, as well as information related to employer contributions for the period April 1, 2013 onwards.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE PUBLIC SERVICE SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2011(1)	2012	2013(2)(3)	2014	2015
	(in millions)
Opening Balance	$3,444.3	$4,301.0	$4,369.3	n/a	n/a

Add:
Employee Contributions	86.4	86.3	88.0	n/a	n/a

Employer Contributions	620.4	84.8	84.8	88.3	92.2
Income Earned and change in Market
Value of Investments	398.8	163.0	444.3	n/a	n/a

Transfers from other pension plans	12.3	9.6	8.0	n/a	n/a

	1,117.9	343.7	625.0	n/a	n/a

	4,562.2	4,644.7	4,994.3	n/a	n/a

Deduct:
Pensions Paid	229.8	242.7	255.4	n/a	n/a

Refunds & Transfers Out	14.2	11.2	13.4	n/a	n/a

Operating Expenses	17.2	21.5	16.4	n/a	n/a

	261.2	275.4	285.2	n/a	n/a

Closing Balance	$4,301.0	$4,369.3	$4,709.1	n/a	n/a

(1)	In fiscal 2011, changes were made to the Public Service Superannuation Act to address the Plan’s unfunded liability. The Province also committed to a transfer of $536 million. This transfer occurred on December 15, 2010. The funded ratio of the Plan at December 31, 2010 was 100.3%, calculated on a going concern basis.
(2)	Reclassified, previously labelled as restated, to correct for accounting error during fiscal year 2012-2013. The accounting error related to an incorrect matching of employee excess contribution to a supplemental retirement plan by the employer. The incorrect matching of employer contributions was offset by a payable on the balance sheet and a refund on the income statement. The refund should have been recorded as a reduction to contributions. This error had no impact on the closing balance.
(3)	As of March 31, 2013 upon the Plan transitioning to PSSPTI, the estimated funded status was 96.7%. The actuarial valuations are made as of December 31 each year. On December 31, 2012 the actuarial valuation indicated a plan funded status of 96.1%.

Provincial legislation and regulations provide that certain payments to pensioners are charged to the General Revenue Fund rather than to the Superannuation Fund. These payments, total and net of recoveries, amounted to $22.4 million and $16.9 million, respectively, for the fiscal year ended March 31, 2015.

As at December 31, 2014, the PSSP was 104.7 per cent funded. Based on PSSPTI’s review of the PSSP’s funded health as of March 31, 2015, indexing of 0.85 per cent per year was approved for January 1, 2016 to January 1, 2020 and no changes to member and employer plan contribution were made.

Teachers’ Pension Fund

Until April 1, 2006, the Minister of Finance & Treasury Board was the trustee of the Teachers’ Pension Fund (the “Teachers’ Fund”). Effective April 1, 2006, under a joint trust agreement between the Province of Nova Scotia and the Nova Scotia Teachers’ Union, the Teachers’ Pension Plan Trustee Incorporated replaced the Minister of Finance & Treasury Board as trustee.

On June 12, 2014, the Government of Nova Scotia and the Nova Scotia Teachers Union agreed to changes to the Teachers’ Pension Plan. The contribution rate increased by three percentage points and the disability pension provisions moved from the pension plan to the teachers’ long-term disability insurance plan. The contribution rate increase is to be spread over three years, with a one percentage point increase beginning August 1, 2014.

Teachers employed by the school boards and Nova Scotia Community College are entitled to receive pension benefits pursuant to the provisions of a plan established under the Teachers’ Pension Act. Employees’ and matching employer contributions are paid into the Teachers’ Fund, while pensions, refunds and transfer values are paid from it. The Teachers’ Fund is invested in Federal, provincial, municipal and corporate securities, hedge funds and real estate.

The annual financial statements of the Teachers’ Fund are audited by an auditor appointed by the trustee. The auditor for the most recent financial statements was KPMG. The following table sets the continuity of the Teachers’ Fund, as audited, for the five fiscal years ended December 31, 2014.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE TEACHERS’ PENSION FUND

	Fiscal Year Ended December 31
	2010	2011	2012	2013(1)	2014
	(in millions)
Opening Balance	$4,015.5	$4,223.6	$4,024.7	$4,235.6	$4,559.3

Add:
Employee Contributions	67.6	67.5	66.4	68.8	72.3
Employer Contributions	67.6	73.7	79.1	73.9	80.1
Income Earned and change in Market
Value of Investments	429.0	31.3	454.0	575.6	415.8
Transfers from other pension plans	2.2	2.2	1.9	1.1	3.1

	566.4	174.7	601.4	719.3	571.3

	4,581.8	4,398.2	4,626.1	4,954.9	5,130.6

Deduct:
Pensions Paid	340.4	351.0	361.6	371.5	376.7
Refunds & Transfers Out	0.5	1.1	3.4	5.3	4.9
Operating Expenses	17.3	21.4	25.4	18.8	19.9

	358.3	373.5	390.4	395.6	401.6

Closing Balance	$4,223.6	$4,024.7	$4,235.6	$4,559.3	$4,729.0

(1)	Reclassified investment management and performance fees during fiscal year ending December 31, 2014 for comparative year ending December 31, 2013. Investment management and performance fees were accounted as out-of-pocket expense under operating expense, but are now netted against the change in the value of investments to reflect consistency with other pension plans.

The latest actuarial valuation, for funding purposes, of the Teachers’ Fund was performed by Eckler Limited as at December 31, 2014, using the projected unit credit actuarial cost method. The major economic and demographic assumption used in the December 31, 2014 valuation remained unchanged from those used in the December 31, 2013 valuation, with the exception of inflation which changed from 2.50% to 2.25% and salary increases which changed from 2.00% per annum up to July 1, 2015 and 2.50% thereafter, plus promotional ranging from 0.00% to 2.75% to 2.25% per annum plus promotional ranging from 0.00% to 3.25%. The discount rate (total rate of return on assets) remained unchanged from December 31, 2013 at 6.40%. The assumed retirement age remained unchanged from a 50% probability of active members who achieve eligibility for an unreduced pension under the rule of 85 prior to age 62 retiring when they first become eligible and the remainder of active members and all inactive members retiring at the earliest of; (i) age 65 with 2 years of services, (ii) 35 years of service, and (iii) age 62 with 10 years of service. The mortality table also remained unchanged from the 2014 Public Sector Mortality Table projected generationally with CPM Improvement Scale B. The actuarial valuation indicated that at December 31, 2014, the Teachers’ Fund had actuarial liabilities with a present value of $6,114.7 million, assets of $4,729.0 million, an unfunded liability of $1,385.7 million and a funded ratio of 77.3%.

The benefit of any actuarial surpluses or the responsibility for any actuarial deficits are shared equally by the Province and the beneficiaries of the Fund.

Sydney Steel Corporation Superannuation Fund

The Sydney Steel Corporation Superannuation Fund was established under the Sydney Steel Corporation Sale Act effective February 28, 2001. The Fund assumed responsibility for the assets and obligations of the former Sydney Steel Corporation pension plans. Under subsection 7(9) of the Sydney Steel Corporation Sale Act, the Province of Nova Scotia has assumed responsibility to fund any shortfalls arising under this Fund. The remaining former Sydney Steel Corporation Pension Fund assets, in the amount of $70.0 million, were transferred to the Sydney Steel Corporation Superannuation Fund.

Three pension plans are covered by the Fund.

•	United Steelworkers of America Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are member of Locals 1064, 6516, 6537 of the United Steelworkers of America. Under the plan, contributions were made only by Sydney Steel Corporation.

•	Salaried Pension Plan is a partially contributory defined pension plan covering the salaried employees of Sydney Steel Corporation. Under the plan, contributions were made by plan members and by Sydney Steel Corporation.

•	Canadian Union of Public Employees’ Pension Plan is a non-contributory defined benefit plan that covers employees of Sydney Steel Corporation who are members of Local 1675 of the Canadian Union of Public Employees. Under the plan, contributions were made only by Sydney Steel Corporation.

Grant Thornton audits the annual financial statements of the Sydney Steel Corporation Superannuation Fund.

The following table sets forth the continuity of the Fund, as audited, for the five fiscal years ended March 31, 2015.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS OF THE SYDNEY STEEL CORPORATION SUPERANNUATION FUND

	Fiscal Year Ended March 31
	2011	2012	2013	2014	2015
	(in millions)
Opening Balance	$0.0	$0.0	$0.0	$0.0	$0.0

Add:
Employee Contributions	—	—	—	—	—
Employer Contributions	20.1	19.2	18.3	17.3	16.3
Income Earned	—	—	—	—	—
Increase (Decrease) in Market
Value of Investments	—	—	—	—	—

	20.8	19.2	18.3	17.3	16.3

	20.8	19.2	18.3	17.3	16.3

Deduct:
Pensions Paid	20.7	19.0	18.2	17.2	16.1
Refund of Contributions	—	—	—	—	—
Other	0.1	0.2	0.1	0.1	0.2

	20.8	19.2	18.3	17.3	16.3

Closing Balance	$0.0	$0.0	$0.0	$0.0	$0.0

As at March 31, 2007 the United Steelworkers of America Pension Plan and the Canadian Union of Public Employees’ Pension Plan were exhausted of funds. The funds of the Salaried Pension Plan were exhausted in October 2007. The benefit payments and expenses to administer the Fund are funded by the General Revenue Fund of the Province.

The most recent actuarial valuations of the three pension plans funded from the Sydney Steel Corporation Superannuation Fund were performed by Mercer as at September 30, 2014. The major economic and demographic assumptions used in each valuation included a discount rate of 4.10%, an inflation rate of 2.25% and a 100% probability that a member would retire at the earliest age at which he or she would be eligible for an unreduced pension. The actuarial valuations performed on September 30, 2014 and extrapolated to March 31, 2015 indicate the plans had a combined unfunded pension liability of $163.6 million. A projection to March 31, 2015 indicated an unfunded liability of $163.6 million, allocated as follows: United Steelworkers of America Pension Plan had $117.1 million, Salaried Pension Plan had $44.6 million, and Canadian Union of Public Employees’ Pension Plan had $1.9 million.

PUBLIC SECTOR FUNDED DEBT

Public Sector Funded Debt

The debt burden for which the Province is responsible consists of the funded debt and guaranteed debt of the Consolidated Entity. Debt of the Consolidated Entity includes debt borrowed by the Province, the proceeds of which are lent to municipalities through the Municipal Finance Corporation (“MFC”). It does not include the debt of municipalities that is either borrowed from the Federal Government or third party sources. Borrowings from the Federal Government or third party sources are not material. By law, municipalities may only incur debt with financial institutions on a short-term basis until long-term financing is arranged with the MFC. Also, Debt of the Consolidated Entity does not include debt of Government Business Enterprises, which are deemed to be self-supporting. For further information regarding the Government Business Enterprises, see Schedule 6 to the “Public Accounts for the fiscal year 2014-2015, Volume 1,” which is Exhibit (2) to this Form 18-K.

The following table sets forth the Consolidated Entity outstanding and guaranteed funded debt for the five fiscal years ended March 31, 2011 through to March 31, 2015.

CONSOLIDATED ENTITY FUNDED DEBT (1)

	2011	2012	2013	2014	2015
	(in millions unless otherwise indicated)
General Revenue Fund Funded Debt (2)	$14,611.5	$14,983.1	$15,350.0	$15,323.4	$15,925.5
Miscellaneous Debt(3)	4.2	5.8	11.3	9.5	8.0
Debt of the Consolidated Entity	14,615.7	14,988.9	15,361.3	15,332.9	15,933.5

Guarantees of the Consolidated Entity:
Industrial Development and Other	59.2	55.7	56.0	61.6	57.1
Mortgages(4)	112.7	96.4	87.2	77.0	66.9

Total Guaranteed Debt	171.9	152.1	143.3	138.6	124.0

Total Consolidated Entity Funded Debt & Guaranteed Debt	14,787.6	15,141.0	15,504.6	15,471.5	16,057.5

Deduct Sinking Funds and Debt Management Fund	2,394.6	2,539.0	2,694.2	2,531.1	2,675.8

Net Funded Debt & Guaranteed Debt of the Consolidated Entity	$12,393.0	$12,602.0	$12,810.4	$12,940.4	$13,381.7

Per Capita ($) (5)	$13,155.0	$13,343.0	$13,558.3	$13,722.7	$14,199.8
As a Percentage of:
Household Income (5)	33.9%	35.3%	34.9%	34.1%	34.3%
Gross Domestic Product at Market Prices (5)	33.6%	33.5%	33.9%	33.5%	34.2%

(1)	Debentures payable in foreign currencies and related sinking funds invested in foreign currencies are reflected at rates of exchange in currency-swap contracts. It does not include the debt of Government Business Enterprises.
(2)	See table on “Funded Debt for the General Revenue Fund”, for more detailed information on this figure.
(3)	Miscellaneous debt does not include debt of Housing Nova Scotia ($176.5 million at March 31, 2015), a Provincial crown corporation, which debt is secured by mortgages held by the Corporation, or NS Power Finance Corporation ($730.5 million at March 31, 2015), as this debt is fully defeased.
(4)	The Province guarantees certain debt of the student loan program and industrial development agencies, and mortgages of the Housing Nova Scotia.
(5)	Population as of July 1 of the preceding calendar year, Household Income and Gross Domestic Product at market prices are for the previous calendar year.

CERTAIN CROWN CORPORATIONS AND AGENCIES

Crown corporations and agencies are special purpose entities to which the Province has delegated responsibility for the operation of certain of its programs. These entities are subject to policy direction by the Government and have been provided with financial assistance from the Province, where required, either through debt guarantees, loans, equity investments, or grants. See “Government Finance – Loans and Investments”, and “Provincial Debt – Guaranteed Debt”. The Province prepares Consolidated Financial Statements whereby the operating results of the crown corporations and agencies became part of the consolidated Provincial surplus / (deficit).

Sydney Steel Corporation and Sydney Tar Ponds Agency

Sydney Steel Corporation (“Sysco”), a Provincial Crown Corporation established by an Act of the House of Assembly in 1967, owned a steel mill in Sydney, Nova Scotia that ceased operations in July 2000. With the Corporation’s operations being discontinued, work was undertaken to dismantle and sell the remaining assets, perform environmental cleanup, and conduct development activities for future land use. Sysco will continue to exist to address residual issues arising from historic operations (See - Litigation).

The Sydney Tar Ponds is a hazardous chemical waste site adjacent to Sysco created by discharges from Sysco’s coke ovens into an adjacent creek. Engineering and environmental studies have generated estimates for the cost of remediation of the Sydney Steel Corporation and adjacent sites as well as the Sydney Tar Ponds site. The Province recorded liabilities totaling $318.5 million in 2000, and in 2006-2007 there was a further $58.8 million contributed by Sydney Steel Corporation to the environmental site clean-up provision (Sysco Decommissioning Fund). At March 31, 2015, $73.0 million remains unspent in the Sysco Decommissioning Fund. The provision will continue to be utilized for future decommissioning, demolition and remediation of Sysco’s and adjacent sites, including the Sydney Tar Ponds site. Based on currently available information, the provision, in aggregate, appears to be sufficient to cover the estimated costs to remediate these sites.

Nova Scotia Municipal Finance Corporation

Nova Scotia Municipal Finance Corporation (“MFC”) acts as a central borrowing agency for municipalities and municipal enterprises in Nova Scotia. Under the incorporating legislation, municipalities and municipal enterprises are required to raise their long-term capital requirements through the MFC except for borrowings from the Federal Government, the Province, another municipality, or their agencies. At March 31, 2015, the outstanding borrowings by municipalities and municipal enterprises from the MFC stood at $815.3 million.

Nova Scotia Power Finance Corporation

On August 12, 1992, the Province of Nova Scotia completed the public sale of all the common shares of Nova Scotia Power Inc. (“NSPI”), an electric utility that had assumed the net operating assets of Nova Scotia Power Corporation (“NSPC”). Prior to that date, the utility was a Provincial Crown Corporation. Neither the Province nor Nova Scotia Power Finance Corporation will guarantee, assume or otherwise be responsible for any obligations of NSPI, and NSPI agreed to indemnify Nova Scotia Power Finance Corporation and the Province against any claims arising out of the liabilities and commitments assumed by NSPI.

In accordance with the Nova Scotia Power Corporation Privatization Agreement passed in 1992, the Nova Scotia Power Finance Corporation provided for defeasance of its debt. The portfolio of defeasance assets consists of Nova Scotia Power Corporation, other provincial government and utilities, Federal Government and Federal U.S. Treasury bonds, coupons or residuals.

FOREIGN EXCHANGE

Canada maintains a floating exchange rate for the Canadian dollar, which permits the rate to be determined by fundamental market forces without intervention except as required to maintain orderly market conditions.

Closing spot exchange rates for the U.S. dollar in Canada, expressed in Canadian dollars per U.S. dollar, are shown in the table below for 2010 through 2014.

Daily Closing Rates	2010	2011	2012	2013	2014
High	1.0745	1.0549	1.0397	1.0704	1.1656
Low	0.9946	0.9428	0.9683	0.9838	1.0639
Close	0.9946	1.0170	0.9949	1.0636	1.1601
Average Noon	1.0299	0.9891	0.9996	1.0299	1.1045

Source: Bank of Canada

On March 31, 2015 the noon rate for the US dollar in Canada, as reported by the Bank of Canada, was $1.2683.

Unless otherwise specified or the context otherwise requires, the following table sets forth the conversion rates used in this Annual Report for foreign currency borrowings.

			US (noon)	Pound
Closing Rate	at March 31	Euro	Dollar	Sterling
	2008	1.6244	1.0279	2.0407
	2009	1.6710	1.2602	1.8022
	2010	1.3737	1.0156	1.5422
	2011	1.3782	0.9718	1.5595
	2012	1.3322	0.9975	1.5970
	2013	1.3042	1.0156	1.5417
	2014	1.5227	1.1053	1.8430
	2015	1.3623	1.2683	1.8834

OFFICIAL STATEMENTS

The Minister of Finance and Treasury Board or his authorized representatives acting in their official capacities have supplied the information set forth in this Exhibit to Form 18-K.

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2015

Public Debt Management Fund	$165,210,664
Sinking Fund General	$691,005,729
Canada Pension Plan Fund (A)

Series		Date Of Issue	Maturity Date	Amount Outstanding (in thousands)		Coupon Rate	Canadian Dollars	Sinking Funds (B)
C36		01-Mar-99	01-Mar-19	$27,102,000	CAD	5.870	$27,102,000
C37		03-Mar-00	03-Mar-20	73,922,000	CAD	6.610	73,922,000
C38		02-Mar-01	02-Mar-21	78,277,000	CAD	6.400	78,277,000
C39		01-Mar-02	01-Mar-22	96,251,000	CAD	6.400	96,251,000
C40	(C)	01-Mar-04	01-Mar-24	90,597,000	CAD	5.390	90,597,000
C41		02-Jan-05	02-Jan-25	85,762,000	CAD	5.270	85,762,000
C42		03-Mar-06	03-Mar-36	91,752,000	CAD	4.700	91,752,000
C43		02-Mar-07	03-Mar-37	109,641,000	CAD	4.570	109,641,000
C44		03-Mar-08	03-Mar-38	81,516,000	CAD	4.850	81,516,000
C45		01-Dec-08	01-Dec-38	78,450,000	CAD	5.370	78,450,000
C46		01-Mar-10	01-Mar-40	85,218,000	CAD	4.820	85,218,000
C47		01-Aug-10	01-Aug-40	46,648,000	CAD	4.720	46,648,000
C48		04-July-11	04-July-41	78,408,000	CAD	4.290	78,408,000
C49		03-July-12	03-July-42	55,808,000	CAD	3.440	55,808,000
				$1,079,352,000			$1,079,352,000	$856,216,393

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2015

Medium-Term Promissory Notes

Series		Date of Original Issue	Maturity Date	Amount Outstanding		Coupon Rate	Canadian Dollars	Sinking Funds (B)
P78	(C)	02-Sep-03	01-Jun-17	$50,000,000	CAD	5.460	$50,000,000
P103	(C)	24-Oct-06	24-Oct-21	200,000,000	CAD	4.450	200,000,000
P111	(C)	10-Jan-12	10-Jan-22	15,000,000	CAD	Step-up	15,000,000
P112		20-Jan-12	02-Jun-62	1,488,800,000	CAD	3.500	1,488,800,000
P113	(C)	09-Nov-12	09-Nov-17	150,000,000	CAD	CDOR FRN	150,000,000
P114		15-Aug-2013	15-Aug-18	500,000,000	CAD	CDOR FRN	500,000,000
P115		19-Feb-14	19-Feb-17	100,000,000	CAD	CORRA-FRN	100,000,000
P116		19-Feb-14	19-Feb-18	225,000,000	CAD	CORRA-FRN	225,000,000
P117		19-Feb-14	19-Feb-19	500,000,000	CAD	CORRA-FRN	500,000,000
P118		06-Feb-15	01-Jun-22	125,000,000	CAD	1.600	125,000,000
				$3,353,800,000			$3,353,800,000	$0.0

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2015

Payable in Canadian Dollars

Series	Date of Original Issue	Maturity Date	Amount Outstanding		Rate	Canadian Dollars	Sinking Funds in Canadian Dollars (B)
9K	30-Jan-92	30-Jan-22	$200,000,000	CAD	9.600	$200,000,000	$123,555,348
9Z	03-Oct-97	01-Jun-27	550,000,000	CAD	6.600	550,000,000
B2	12-Jun-01	01-Dec-31	300,000,000	CAD	6.600	300,000,000
B5	12-Sep-03	01-Jun-33	600,000,000	CAD	5.800	600,000,000
B7	03-Jun-05	01-Jun-35	350,000,000	CAD	4.900	350,000,000
B8	10-Nov-06	01-Jun-37	750,000,000	CAD	4.500	750,000,000
B9	18-Aug-06	18-Aug-16	300,000,000	CAD	4.600	300,000,000
D2	25-Nov-09	25-Nov-19	900,000,000	CAD	4.150	900,000,000
D3	14-Dec-09	01-Jun-41	950,000,000	CAD	4.700	950,000,000
D5	08-Mar-11	01-Jun-21	900,000,000	CAD	4.100	900,000,000
D6	01-Jun-11	01-Jun-42	1,050,000,000	CAD	4.400	1,050,000,000
D7	27-Oct-14	01-Jun-45	325,000,000	CAD	3.450	325,000,000
D8	06-Feb-15	01-Jun-25	300,000,000	CAD	2.150	300,000,000
Total Payable in Canadian dollars			$7,475,000,000			$7,475,000,000	$123,555,348

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2015

Payable in Pound Sterling

Series		Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Funds in Canadian Dollars (B)
8P	(D)	18-Apr-84	18-Apr-19	60,000,000	GBP	11.75	114,386,580

				£60,000,000			$114,386,580	—

Adjustments relating to swap agreements				(£60,000,000)			($114,386,580)

Total Payable in Pound Sterling after swaps:				—			—	—

TABLE 1 - STATEMENT OF DEBENTURES OUTSTANDING AS AT MARCH 31, 2015

Payable in United States Dollars

Series		Date Of Issue	Maturity Date	Amount Outstanding		Rate	Equivalent in Canadian Dollars	Sinking Funds in Canadian Dollars (B)
Hedged
8V	(D)	15-Mar-86	15-Mar-16	$150,000,000	USD	8.875	$205,725,000	$196,862,042
9B	(D)	01-Feb-89	01-Feb-19	200,000,000	USD	9.500	198,000,000	156,318,468
9C	(D)	01-Jul-89	01-Jul-19	200,000,000	USD	8.875	199,900,000	150,626,465
9D	(D)	15-Nov-89	15-Nov-19	244,000,000	USD	8.250	246,318,000	238,523,774
9E	(D)	01-Mar-90	01-Mar-20	300,000,000	USD	9.250	409,200,000	305,887,368
9J	(D)	01-May-91	01-May-21	300,000,000	USD	9.125	312,002,107	207,995,770
9L	(D)	01-Apr-92	01-Apr-22	300,000,000	USD	8.750	379,516,788	234,993,043
9M	(D)	30-Jul-92	30-Jul-22	300,000,000	USD	8.250	329,309,999	204,817,943
D1	(C)(D)	26-Jan-07	26-Jan-17	500,000,000	USD	5.125	562,470,000	—
D4	(C)(D)	21-Jul-10	21-Jul-15	750,000,000	USD	2.375	771,750,000	—

				$3,244,000,000			$3,614,191,894	$1,696,024,874

Adjustments relating to swap agreements				$(3,244,000,000)			$(3,614,191,894)

Total Payable in USD after swaps:				—			—	—
LONG TERM TOTAL							$15,636,730,474	$2,675,796,615

(A)	Debentures held by the Canada Pension Plan Fund are payable up to 30 years after their respective dated of issue, are not negotiable, not transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice when he deems it necessary in order to meet the requirements of the Canada Pension Plan.
(B)	For designated sinking funds, payments normally commence on the first anniversary date of the issue of the debenture and are designed to retire the debt over the term of the issue. Sinking Fund investments consist primarily of debentures of the Province of Nova Scotia, other provincial governments and the Government of Canada.
(C)	The Province has executed swap contracts to convert certain interest payments from a fixed to floating for the fiscal year ended March 31, 2015.
(D)	The Province has executed currency swap contracts to convert foreign denominated debt into Canadian denominated debt.